Exhibit 99.1

Emera Incorporated

Annual Information Form

For the year ended December 31, 2019

March 30, 2020

ANNUAL INFORMATION FORM

For the year ended December 31, 2019

Dated: March 30, 2020

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	4

CORPORATE STRUCTURE	6
Name and Incorporation	6
Amended Articles of Association	6
Intercorporate Relationships	6

INTRODUCTION	7

DESCRIPTION OF THE BUSINESS	8
Business Segments	8
Florida Electric Utility	9
Canadian Electric Utilities	11
Other Electric Utilities	14
Gas Utilities and Infrastructure	19
Other Segment	22

GENERAL DEVELOPMENT OF THE BUSINESS	23
Florida Electric Utility	23
Canadian Electric Utilities	24
Other Electric Utilities	25
Other Segment	27
Removal of Legislative Restriction on Non-Canadian Resident Ownership	27
USGAAP – Exemptive Relief and Companies Act Relief	27
Financing Activity	28
US Tax Reform	29

RISK FACTORS	29

CAPITAL STRUCTURE	29
Common Shares	29
Emera First Preferred Shares	30
Emera Second Preferred Shares	30
Share Ownership Restrictions	30

CREDIT RATINGS	31

DIVIDENDS	33

MARKET FOR SECURITIES	33
Trading Price and Volume	33
At-The-Market Equity Program	34

DIRECTORS AND OFFICERS	35
Directors	35
Officers	37

AUDIT COMMITTEE	38

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Audit and Non-Audit Services Pre-Approval Process	39
Auditors’ Fees	39

CERTAIN PROCEEDINGS	40

CONFLICTS OF INTEREST	40

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	40

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41

MATERIAL CONTRACTS	41

TRANSFER AGENT AND REGISTRAR	41

EXPERTS	41

ADDITIONAL INFORMATION	41

APPENDIX “A”	42
Definitions of Certain Terms	42

APPENDIX “B”	47
Terms and Conditions of Authorized Series of First Preferred Share	47

APPENDIX “C”	49
Monthly trading volume and high and low price for Emera’s securities in 2019	49

APPENDIX “D”	50
Emera Incorporated Audit Committee Charter	50

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PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Annual Information Form (“AIF”) is given at or for the period ended December 31, 2019. Amounts are expressed in Canadian dollars unless otherwise indicated. All financial information presented in millions of Canadian dollars is rounded to the nearest million unless otherwise stated. Unless otherwise indicated, all financial information is presented in accordance with United States’ generally accepted accounting principles (USGAAP). Emera Incorporated (“Emera” or “the Company”) uses adjusted net income, EBITDA and adjusted EBITDA as financial performance measures, which are not defined financial measures according to USGAAP and do not have standardized meanings prescribed by USGAAP. For further discussion of such terms, see the Company’s Management’s Discussion and Analysis (MD&A) dated February 14, 2020 for the year ended December 31, 2019.

Certain capitalized terms used herein, and not otherwise defined herein, are defined under “Definitions of Certain Terms”, attached to this AIF as Appendix “A”. Reference to “including”, “include”, or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

This AIF provides material information about the business and operations of Emera. The “Enterprise Risk and Risk Management” section of the Company’s MD&A dated February 14, 2020 for the year ended December 31, 2019 is incorporated herein by reference and can be found on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecast”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would”, and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to Emera’s objectives, plans, financial and operating performance, business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information in this AIF is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business in the United States and elsewhere; the planned sale of select assets; the expected compliance by Emera and its subsidiaries with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions expected in the near term; the successful development of relationships with various stakeholders, the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the United States.

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The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather or global climate change, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems; the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in wind and hydro generation; continued natural gas activity; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; market for, pricing and timing of select asset sales; expectations regarding the nature, timing and costs of capital spending of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; liquidity and capital market risk; market for, pricing and timing of select asset sales; future dividend growth; timing and costs associated with certain capital investments; the expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology that could reduce demand for electricity; global climate change; weather; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; counterparty risk; disruption of fuel supply; country risks; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; uncertainties associated with infectious diseases, pandemics and similar public health threats, such as the COVID-19 pandemic; market energy sales prices; labour relations; and availability of labour and management resources.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

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CORPORATE STRUCTURE

Name and Incorporation

Emera was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). The Reorganization Act and the Privatization Act require the Company’s Articles of Association (the “Articles”) to contain provisions specifying that the head office and the principal executive offices of the Company are to be situated in the Province of Nova Scotia. The current address of the Company’s registered office, head office and principal executive offices is Emera Place, 5151 Terminal Road, Halifax, Nova Scotia, Canada, B3J 1A1.

Amended Articles of Association

The Board approved amendments to the Articles, which were presented to its shareholders and approved on May 17, 2016. The primary intent of the substantive amendments was to modernize aspects of the Articles to reflect developments in technology, business practice, governing law and the regulatory environment. For more information on these amendments to the Articles, please refer to Emera’s Management Information Circular distributed in connection with Emera’s annual meeting of shareholders held on May 17, 2016, as amended, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

On April 12, 2019, amendments to the Privatization Act and the Reorganization Act were enacted, removing the legislative restriction preventing non-Canadian residents from holding more than 25 per cent of Emera voting shares, in aggregate. The Board approved amendments to the Articles and on July 11, 2019, shareholders passed a special resolution to immediately amend the Articles to remove this restriction. For more information on these amendments to the Articles, please refer to Emera’s Management Information Circular dated May 31, 2019 distributed in connection with a special meeting of shareholders held on July 11, 2019, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

Intercorporate Relationships

The following table sets forth the relationships among the Company and its principal subsidiaries, the percentage of votes attaching to all voting securities of its respective subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, as well as their respective jurisdictions of incorporation, continuance, formation or organization. This table excludes certain subsidiaries, the assets and revenues of which did not individually exceed 10%, or in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of the Company as at December 31, 2019.

Subsidiaries	Percentage Ownership (%)	Jurisdiction
Tampa Electric Company	100	Florida
Nova Scotia Power	100	Nova Scotia
Emera Maine(1)	100	Maine
Emera Energy(2)	100	Nova Scotia
New Mexico Gas Company	100	Delaware
Emera Brunswick Pipeline Company	100	Canada
Emera Newfoundland & Labrador	100	Newfoundland and Labrador
Emera (Caribbean) Inc.	100	Barbados

(1)

On March 25, 2019, Emera announced an agreement to sell Emera Maine for a total enterprise value of approximately $1.3 billion USD including of cash proceeds of $959 million USD, transferred debt and a working capital adjustment on close. On March 24, 2020, the transaction closed after receiving the approval of the MPUC.

(2)

Emera Energy means Emera Energy Incorporated, a wholly-owned subsidiary of Emera and Emera Energy LP, a wholly-owned subsidiary of Emera, whose business collectively includes the businesses of Emera Energy Services and Brooklyn Energy.

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INTRODUCTION

Based in Halifax, Nova Scotia, Emera owns and operates cost-of-service rate-regulated electric and gas utilities in Canada, the United States and the Caribbean. Emera has approximately $32 billion in assets and 2019 revenues of approximately $6.1 billion. The Company’s strategic focus is to safely deliver cleaner, affordable and reliable energy to its customers. Emera is committed to world-class safety, operational excellence, good governance, excellent customer service, reliability, being an employer of choice, and building constructive relationships with regulators, stakeholders and the communities where we operate. For more information on the business operations of the Company, refer to the “Description of the Business” section below.

Utilities

Regulated utilities are the foundation of Emera’s business, providing the company with stable and consistent earnings. From its beginnings as NS Power Holdings Incorporated in 1998 following the privatization of Nova Scotia Power Corporation in 1992, Emera has grown by investing in its businesses and through strategic acquisitions. Emera became an international business with the acquisition of Bangor Hydro in 2001 and expanded its investment in the state of Maine by adding MPS in 2010. In July 2016, Emera significantly increased its presence in the United States by completing the acquisition by Emera of TECO Energy. In the Caribbean, Emera has built a business of scale, starting with its investment in Lucelec in 2007, wholly owning the electric utilities in Barbados and Grand Bahama and holding a majority ownership interest in the electric utility in Dominica.

At the core of Emera’s electric utilities strategy is identifying opportunities to invest in the transition from higher-carbon methods of electricity generation to lower-carbon alternatives. Emera’s strategy is to fund investments in renewable and technology assets which protect the environment and benefit customers through fuel or operating cost savings. However, management continues to review Emera’s electric utilities’ capital expenditures in light of the evolving COVID-19 pandemic. As at December 31, 2019, Tampa Electric has invested approximately $820 million USD in 600 MW of new solar projects, which are recoverable through FPSC-approved solar base rate adjustments. The utility expects to invest an additional $30 million USD in these projects through 2021. Tampa Electric also expects to invest approximately $800 million USD in an additional 600 MW of new utility-scale solar projects with targeted in-service during 2021 through 2023 and approximately $850 million USD through 2023 to modernize the Big Bend Power Station. NSPI has invested in wind energy, biomass and hydroelectricity and is on track to meet a minimum 40% renewable standard in 2020. In the Caribbean, Emera is similarly focused on introducing cleaner generation alternatives. Emera’s strategy for its gas utilities is to invest in infrastructure renewal and expansion of service territory.

Transmission

Emera is investing in electricity transmission to help deliver renewable energy to market. Emera’s leadership in the Maritime Link Project and its investment in the Labrador-Island Transmission Link Project are helping to contribute to the transformation of the electricity market in the Atlantic Provinces, enabling an increase in the availability of clean, renewable energy for the region. The Maritime Link completed commissioning and entered service on January 15, 2018. Construction of the LIL has been completed and Nalcor recognized the first flow of energy from Labrador to Newfoundland in June 2018. Nalcor continues to work towards commissioning the LIL, which is forecasted to be in 2020.

Non-regulated

Since its formation in 2003, Emera Energy has been an active participant in the physical energy marketing and trading business, primarily in northeast North America. It has built its business based on expert market knowledge, a focus on customer service and robust risk management.

On March 29, 2019 Emera completed the sale of its New England Gas Generating Facilities for cash proceeds of $799 million ($598 million USD), including working capital adjustments. On March 5, 2019, the

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Company sold its Bayside facility for cash proceeds of $46 million. Proceeds from the sales were used to reduce corporate level debt and support capital investment opportunities within Emera’s regulated utilities.

DESCRIPTION OF THE BUSINESS

Business Segments

Effective January 1, 2019, Emera revised its reportable segments to align with strategic priorities and internal governance. These new reporting segments align with how the Company assesses financial performance and makes decisions about resource allocations. The five new reportable segments are:

●	Florida Electric Utility, which consists of Tampa Electric;
●

Canadian Electric Utilities, which includes Nova Scotia Power Inc. and Emera Newfoundland & Labrador Holdings Inc., a holding company with equity investments in NSP Maritime Link Inc. and Labrador-Island Link Limited Partnership;

●	Other Electric Utilities, which includes Emera Maine and Emera (Caribbean) Incorporated;
●

Gas Utilities and Infrastructure, which includes Peoples Gas System, New Mexico Gas Company, Inc., SeaCoast Gas Transmission, LLC; Emera Brunswick Pipeline Company Limited and an equity investment in Maritimes & Northeast Pipeline; and

●

Other, which includes Emera Energy and corporate holding and financing companies. In 2019, the Company completed the sale of assets previously included in this segment, including the sale of Emera Energy’s New England Gas Generating Facilities and the Bayside facility, and Emera Utility Services’ equipment and inventory.

All comparative reporting segment financial information year ended December 31, 2018 has been restated with no impact to reported consolidated results.

General

Based in Halifax, Nova Scotia, Emera owns and operates cost-of-service rate-regulated electric and gas utilities in Canada, the United States and the Caribbean. Cost-of-service utilities provide essential gas and electric services in designated territories under franchises and are overseen by regulatory authorities.

Emera’s investment in rate-regulated businesses is concentrated in Florida and Nova Scotia. These service areas have experienced stable regulatory policies and economic conditions.

Emera’s portfolio of regulated utilities provides reliable earnings, cash flow and dividends. Earnings opportunities in regulated utilities are generally driven by the magnitude of net investment in the utility (known as “rate base”), the amount of equity in the capital structure and the return on that equity as allowed through regulation. Earnings are also affected by sales volumes and operating expenses.

Emera and its subsidiaries had approximately 7,418 employees as at December 31, 2019, approximately 40 per cent of whom are unionized.

Emera has grown its business through its rate-regulated subsidiaries and other equity investments, which include:

●	Tampa Electric (see “Florida Electric Utility” section below);
●	NSPI (see “Canadian Electric Utilities” section below);
●	Emera Maine, BLPC, GBPC and Domlec (see “Other Electric Utilities” section below);
●	PGS and NMGC (see “Gas Utilities and Infrastructure” section below);
●	Emera’s 100% investment in Maritime Link (see “Canadian Electric Utilities” section below);
●	Emera’s 49.5% investment in the partnership capital of LIL (see “Canadian Electric Utilities” section below); and
●	a 12.9% interest in M&NP (see “Gas Utilities and Infrastructure” section below).

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Emera has a $7.5 billion capital investment plan over the 2020 to 2022 period and the potential for additional capital opportunities of $200 million to $500 million over the forecast period, resulting in a forecasted rate base growth of 8 per cent through to 2022. However, management continues to review capital expenditures in light of the evolving COVID-19 pandemic. This plan includes significant investments across the portfolio in renewable and cleaner generation, infrastructure modernization and customer-focused technologies. This planned capital investment is being funded primarily through internally generated cash flows and debt raised at the operating company level. Equity requirements in support of the Company’s capital investment plan will predominantly be funded in the equity capital markets through the dividend reinvestment plan and the issuance of common and preferred equity. Maintaining investment-grade credit ratings is a priority of management.

Operations by Segment

The following sections describe the operations included in each of the Company’s reportable segments.

Florida Electric Utility

Florida Electric Utility consists of Tampa Electric, a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity, serving customers in West Central Florida. Tampa Electric has approximately $9 billion USD of assets, approximately 779,000 customers and approximately 2,450 employees as at December 31, 2019.

Tampa Electric is regulated by the FPSC and is also subject to regulation by FERC. The FPSC sets rates at a level that allows utilities such as Tampa Electric to collect total revenues or revenue requirements equal to their cost of providing service, including an appropriate return on invested capital.

Market and Sales

Tampa Electric Revenue and Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2019	2018	2019	2018
Residential	53.3	51.6	48.1	47.3
Commercial	28.6	28.2	31.3	31.5
Industrial	7.9	7.8	10.1	10.1
Other	10.2	12.4	10.5	11.1
Total	100.0	100.0	100.0	100.0

Energy sources and generation

As at December 31, 2019, Tampa Electric owns 5,641 MW of generating capacity, of which 73 per cent is natural gas-fired, 19 per cent is coal and 8 per cent is solar. Tampa Electric owns 2,165 kilometres of transmission facilities and 18,990 kilometres of distribution facilities.

Tampa Electric’s approved regulated ROE range is 9.25 per cent to 11.25 per cent, based on an allowed equity capital structure of 54 per cent. An ROE of 10.25 per cent is used for the calculation of the return on investments for clauses.

Fuel Recovery Clause

Tampa Electric has a fuel recovery clause approved by the FPSC, allowing the opportunity to recover fuel expenses from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a fuel clause regulatory asset or liability and recovered from or returned to customers in a subsequent year.

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Other Cost Recovery Clauses

The FPSC annually approves cost-recovery rates for purchased power, capacity, environmental and conservation costs, including a return on capital invested. Differences between the prudently incurred clause-recoverable costs and amounts recovered from customers through electricity rates in a year are deferred to a corresponding regulatory asset or liability and recovered from or returned to customers in a subsequent year. On October 3, 2019, the FPSC issued a rule to implement a storm protection cost recovery clause. This new clause provides a process for Florida investor-owned utilities, including Tampa Electric, to recover transmission and distribution storm hardening costs for incremental activities not already included in base rates. Subject to final approval of the FPSC rule, Tampa Electric expects to file a storm protection plan with the FPSC in Q2 2020.

Storm Reserve

The storm reserve is for hurricanes and other named storms that cause significant damage to Tampa Electric’s system. Tampa Electric can petition the FPSC to seek recovery of restoration costs over a 12-month period, or longer, as determined by the FPSC, as well as replenish the reserve. As at December 31, 2019, Tampa Electric’s storm reserve liability balance was $62 million ($48 million USD).

Contribution to Consolidated Net Income

Florida Electric Utility’s contribution to consolidated net income was $316 million USD in 2019 ($294 million USD in 2018).

Seasonal Nature

Electric sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial electricity and gas sales are seasonal. In Florida, Q3 is the strongest period for electricity sales, reflecting warmer weather and cooling demand.

Capital Expenditures

In 2019, capital expenditures in the Florida Electric Utility segment were $1.1 billion USD (2018 – $940 million USD). In 2020, capital expenditures in this segment are expected to be approximately $1.0 billion USD (2019 - $1.1 billion USD), including AFUDC. Capital projects include solar investments, continuation of the modernization of the Big Bend Power Station, which received final state approval on July 25, 2019, storm hardening investments, and AMI. However, management continues to review the Florida Electric Utility’s capital expenditures in light of the evolving COVID-19 pandemic.

As of December 31, 2019, Tampa Electric has invested approximately $820 million USD in 600 MW of utility-scale solar photovoltaic projects, which are recoverable through FPSC-approved SoBRAs. Tampa Electric expects to invest an additional $30 million USD in these projects through 2021. AFUDC is being earned on these projects during construction. The FPSC has approved SoBRAs representing a total of 554 MW or $96 million USD annually in estimated revenue requirements for in-service projects. Tampa Electric expects to file its final SoBRA petition for the January 1, 2021 tranche in 2020.

In February 2020, Tampa Electric announced its intention to invest approximately $800 million USD in an additional 600 MW of new utility-scale solar photovoltaic projects by the end of 2023.

Tampa Electric expects to invest approximately $850 million USD through 2023 to modernize the Big Bend Power Station. This modernization project includes conversion of Unit 1 from coal-fired to natural gas combined-cycle technology and the early retirement of Unit 2. As of December 31, 2019, Tampa Electric has invested approximately $275 million USD in this modernization project. AFUDC is being earned on this project during construction.

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Environmental Considerations

Tampa Electric has an ECRC which allows the company to earn a return on investments in new facilities to comply with new environmental regulations and to recover the costs to operate and maintain these facilities. Through its conservation cost recovery clause, Tampa Electric also offers its customers a comprehensive array of residential and commercial programs that have enabled the company to meet its required demand side management goals, reduce weather-sensitive peak demand and conserve energy.

Tampa Electric operates fossil fuel burning power plants with air emissions regulated by the Clean Air Act and material Clean Water Act implications and impacts by federal and state legislative initiatives. Tampa Electric has achieved the emission-reduction levels called for in Phase I and Phase II of CAIR and these expenses were rate recoverable under the Florida ECRC as approved by the FPSC. Similarly, future expenses should be eligible for recovery upon petition by Tampa Electric and approval by the FPSC. On July 7, 2011, the EPA released its final CAIR-replacement rule, called CSAPR and Florida sources, including Tampa Electric, were subject to the ozone season NOx trading program. An update to CSAPR was finalized on October 26, 2016 and was implemented in 2017. As a result of active engagement of Tampa Electric’s regulatory response groups, the EPA updated its modeling to include proper consideration of atmospheric dynamics and Florida is no longer subject to CSAPR requirements as of 2017.

On December 17, 2019, the EPA proposed to approve Florida’s Infrastructure State Implementation Plan (“SIP”) related to the 2015 ozone National Ambient Air Quality Standards (“NAAQS”), except for provisions related to interstate transport. On December 30, 2019, the EPA proposed to approve the remaining interstate transport elements of Florida’s SIP, along with similar submittals from the states of Alabama, Georgia, North Carolina, South Carolina, and Tennessee. Once final, Florida will officially be satisfying all of its interstate transport obligations related to ozone.

On March 5, 2020, Florida Department of Environmental Protection announced that Florida meets all of the NAAQS statewide.

Canadian Electric Utilities

Canadian Electric Utilities includes NSPI, a vertically integrated regulated electric utility engaged in the generation, transmission and distribution of electricity and the primary electricity supplier to customers in Nova Scotia; and ENL, a holding company with equity investments in NSPML and LIL, two transmission investments related to the development of an 824 MW hydroelectric generating facility at Muskrat Falls on the Lower Churchill River in Labrador.

NSPI

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services to approximately 523,000 customers with approximately $5.5 billion in assets and approximately 1,959 employees as at December 31, 2019.

NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are subject to UARB approval. NSPI’s approved regulated ROE range is 8.75 per cent to 9.25 per cent based on an actual five quarter average regulated common equity component of up to 40 per cent. These rates include recovery of Maritime Link costs (discussed in the “ENL – NSPML” section below).

NSPI has FAM, approved by the UARB, allowing NSPI to recover fuel costs from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a given year are deferred to a FAM regulatory asset or liability. On December 6, 2019, the UARB approved NSPI’s three-year fuel stability plan which will result in an average annual overall rate increase of 1.5 per cent to recover fuel costs for the period of 2020 through 2022. For the years 2020 to 2022, differences between actual fuel costs and fuel revenues recovered from customers

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will be recovered from or returned to customers after 2022. Pursuant to the FAM plan of administration, NSPI’s fuel costs are subject to independent audit.

Market and Sales

NSPI Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2019	2018	2019	2018
Residential	53.2	51.8	44.6	43.2
Commercial	28.6	28.7	29.3	29.2
Industrial	15.0	16.5	22.8	24.6
Other	3.2	3.0	3.3	3.0
Total	100.0	100.0	100.0	100.0

Energy Sources and Generation

NSPI owns 2,441 MW of generating capacity, of which approximately 43 per cent is coal-fired, 28 per cent is natural gas and/or oil, 20 per cent is hydro and wind, 7 per cent is petroleum coke and 2 per cent is biomass-fueled generation, supplemented by 545 MW contracted with IPPs, including COMFIT participants.

System Operations

The ECC co-ordinates and controls the electric generation, transmission and distribution facilities. The ECC is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a communication network used by system operators for remote monitoring and control of the power system assets.

Through interconnection agreements with NB Power and with Newfoundland and Labrador Hydro, NSPI’s system has access to other regional power systems and the rest of the interconnected North American electric bulk power systems. The interconnection of power systems enhances the cost effectiveness, reserve capacity and reliability of all participating power systems. The interconnection agreements also provide participating utilities with a source of reserve power, subject to availability and the requirements of the supplier.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission facilities. The distribution system consists of approximately 27,000 km of distribution facilities, which includes distribution supply substations.

ENL

NSPML

Through its subsidiary, NSPML, ENL has invested $1.8 billion of equity, debt and working capital, including $209 million of AFUDC, in development of the Maritime Link Project. This investment consists of $554 million in equity, comprised of $452 million in equity contributed and $102 million of accumulated retained earnings, with the remaining being funded with working capital and debt. The project debt has been guaranteed by the Government of Canada.

The Maritime Link entered service on January 15, 2018 and provides for the transmission of energy and improved reliability and ancillary benefits, supporting the efficiency and reliability of both provinces. The Maritime Link will transmit at greater capacity when the Lower Churchill project is complete, which is anticipated in the second half of 2020.

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Equity earnings contributions from the Maritime Link are dependent on the approved ROE and operational performance of NSPML. NSPML’s approved regulated ROE range is 8.75 per cent to 9.25 per cent, based on an actual five-quarter average regulated common equity component of up to 30 per cent.

On November 27, 2019, the UARB approved NSPML’s interim assessment for recovery from NSPI of 2020 Maritime Link costs of approximately $145 million (2019 - $111 million). The total recovery of $145 million includes approximately $115 million of operating and maintenance, debt financing and equity financing costs, and approximately $30 million for depreciation and amortization of financing costs. This payment is subject to a holdback of up to $10 million. Recovery of the $115 million of operating and maintenance, debt financing and equity financing costs began on January 1, 2020. Beginning June 1, 2020, recovery of the $30 million of depreciation and amortization of financing costs will be included in NSPI customer rates, with payment of this recovery to NSPML to begin on the earlier of the confirmation of delivery of the NS Block and November 1, 2020. NSPML expects to file a final cost assessment with the UARB in 2020.

LIL

ENL is a limited partner with Nalcor in LIL, with total project costs currently estimated at $3.7 billion. Equity earnings are recorded based on an annual ROE of 8.5 per cent of the equity invested. The ROE is approved by the NLPUB.

Equity earnings from the LIL investment are based upon the book value of the equity investment and the approved ROE. Emera’s current equity investment is $579 million, comprised of $410 million in equity contribution and $169 million of accumulated equity earnings. Emera’s total equity contribution in the LIL, excluding accumulated equity earnings, is estimated to be approximately $650 million after all Lower Churchill projects, including Muskrat Falls, are completed. Nalcor is forecasting these projects to be completed in the second half of 2020.

Cash earnings and return of equity are forecasted by Nalcor to begin in Q4 2020, and until that point Emera will continue to record AFUDC earnings.

Contribution to Consolidated Net Income

Canadian Electric’s contribution to Emera’s consolidated net income was $229 million in 2019 ($218 million in 2018).

Seasonal Nature

Electric sales volumes are primarily driven by weather, number of customers, general economic conditions, and demand side management activities. Residential and commercial electricity sales are seasonal in Nova Scotia, with the first quarter historically generating the highest sales, reflecting colder weather and fewer daylight hours in the winter season.

Capital Expenditures

NSPI

NSPI’s capital expenditures in 2019 were $396 million (2018 - $348 million). In 2020, NSPI expects to invest approximately $375 million, including AFUDC, in capital projects, to support system reliability, including hydroelectric infrastructure renewal projects and AMI. However, management continues to review NSPI’s capital expenditures in light of the evolving COVID-19 pandemic.

The UARB prescribes and approves depreciation rates and regulated accounting policies. Depreciation rates are reviewed periodically. A settlement agreement on depreciation rates became effective on January 1, 2012.

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NSPML

NSPML’s capital expenditures in 2019 were $28 million. In 2020, NSPML expects to invest approximately $20 million in capital. However, management continues to review NSPML’s capital expenditures in light of the evolving COVID-19 pandemic.

Environmental Considerations

NSPI is subject to environmental laws and regulations set by both the Government of Canada and the Province of Nova Scotia. NSPI continues to work with both levels of government to comply with these laws and regulations, to maximize efficiency of emission control measures and minimize customer cost. NSPI anticipates that costs prudently incurred to achieve legislated reductions will be recoverable under NSPI’s regulatory framework.

The Government of Canada has laws and regulations that would compel the closure of coal plants before the end of their economic life and at the latest by 2030. The Canada-Nova Scotia Equivalency Agreement allows NSPI to achieve compliance with federal GHG emissions regulations through 2029 by meeting provincial legislative and regulatory requirements, as these requirements are deemed to be equivalent to the federal regulations. Efforts are now focused on the development of an Equivalency Agreement for 2030 and beyond recognizing equivalent outcomes between federal and provincial environmental laws and regulations. The Province’s Bill 213, “The Sustainable Development Goals Act”, was enacted in October 2019, and includes a goal of net-zero GHG emissions by 2050. NSPI will continue to work with the provincial government on its carbon reduction goals.

NSPI completed registration under the Nova Scotia Cap-and-Trade Program Regulations in 2019 and expects to receive its 2020 granted emissions allowances in Q1 2020. These 2020 allowances will be used in 2020 or allocated within the initial four-year compliance period that ends in 2022. As at December 31, 2019, NSPI is on track to meet the requirements of the program. NSPI anticipates that any prudently incurred costs required to comply with the Government of Canada’s laws and regulations, and the Nova Scotia Cap-and-Trade Program Regulations, will be recoverable under NSPI’s regulatory framework.

Nova Scotia’s Air Quality Regulations (the “Regulations”) with respect to SO2 emissions have been driving a steady decrease in SO2 emissions since 2005. The current Regulations call for another round of decreases starting in 2020. Given the delay with Muskrat Falls, the provincial government has amended regulations for adjusted emission limits for 2020 through 2022 in order to avoid significant rate increases for customers, while continuing Nova Scotia’s downward trend with SO2 emissions. NSPI incorporated the impact of these changes into the UARB-approved fuel stability plan for this three-year period.

For further information on environmental regulations affecting NSPI, see NSPI’s Annual Information Form.

Other Electric Utilities

Other Electric Utilities includes Emera Maine, a regulated transmission and distribution electric utility in the state of Maine, and ECI, a holding company with regulated electric utilities. ECI’s regulated utilities include BLPC, a vertically integrated regulated electric utility on the island of Barbados, GBPC, a vertically integrated regulated electric utility on Grand Bahama Island, and a 51.9 per cent interest in Domlec, a vertically integrated regulated electric utility on the island of Dominica. ECI also holds a 19.5 per cent interest in Lucelec, a vertically integrated regulated electric utility on the island of St. Lucia which is accounted for on the equity basis.

On March 25, 2019, Emera announced an agreement to sell Emera Maine. Refer to the MD&A “Developments” section, incorporated herein by reference, for further details. As a result of the pending sale, Emera Maine’s assets and liabilities were classified as held for sale in Q1 2019. On March 24, 2020, the transaction closed after receiving the approval of the MPUC.

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Market and Sales

Other Electric Utilities Revenue and Electricity Sales by Customer Class
	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2019	2018	2019	2018
Residential	36.9	35.2	39.3	39.1
Commercial	45.6	47.0	45.7	46.6
Industrial	5.9	6.1	14.2	13.5
Other	11.6	11.7	0.8	0.8
Total	100.0	100.0	100.0	100.0

Emera Maine

Emera Maine’s transmission operations are regulated by FERC, and its distribution operations and stranded cost recoveries are regulated by the MPUC. Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the energy delivered through the utility’s transmission and distribution networks.

There are currently four pending complaints filed with FERC to challenge the base ROE under the OATT. On October 16, 2018, FERC issued an order that addressed all four complaint proceedings. The FERC order proposed a new methodology to set ROEs. Based on the new methodology, FERC’s preliminary finding was a 10.41 per cent base ROE for the OATT. FERC has permitted parties to comment on the new methodology and its application to the four pending complaint proceedings. No new or additional reserves have been made with respect to any of the four pending complaints due to uncertainty.

On November 21, 2019, FERC approved an order affecting transmission ROEs in the MISO that alters FERC’s methodology for analyzing the base return on equity component of a jurisdictional public utility’s rates. The methodology applied in the MISO case may be applied by FERC in the pending ISO-NE cases. No date for a decision has been made yet, but FERC is expected to rule on these three outstanding ISO-NE cases in 2020. Additionally, both the MISO case, and a decision in the ISO-NE cases, will be subject to further appeal rights and, if appealed, a final decision would be unlikely to occur before Q4 2020. Therefore, no change in Emera Maine’s accrual related to ROE complaints has been made as a result of the MISO decision. For further discussion on the complaints, refer to note 26 to the consolidated financial statements of Emera for the year ended December 31, 2019, incorporated herein by reference.

As at December 31, 2019, Emera Maine has approximately $1.3 billion USD of assets, serving approximately 159,000 customers in the state of Maine. Emera Maine owns and operates approximately 2,000 km of transmission facilities and 10,000 km of distribution facilities and has a workforce of approximately 406 people.

Approximately 48 per cent of Emera Maine’s electric revenue represents distribution operations, 47 per cent is associated with transmission operations and 5 per cent relates to stranded cost recoveries. The rates for each element are established in distinct regulatory proceedings.

Distribution Operations

Emera Maine’s distribution businesses operate under a traditional cost-of-service regulatory structure, and distribution rates are set by the MPUC. In June 2018, the MPUC approved a 5.3 per cent distribution rate increase. This increase was effective July 1, 2018 and is based on a 9.35 per cent ROE and a common equity component of 49 per cent. Prior to July 1, 2018, the allowed ROE was 9.0 per cent on a common equity component of 49 per cent.

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Transmission Operations

Emera Maine’s transmission operations are split between two districts: Bangor Hydro District and MPS District. Bangor Hydro District local transmission rates are regulated by FERC and set annually on June 1, based on a formula utilizing prior year actual transmission investments, adjusted for current year forecasted transmission investments. The allowed ROE for Bangor Hydro District local transmission operations for 2019 and 2018 is 10.57 per cent. Bangor Hydro District’s bulk transmission assets are managed by ISO-NE as part of a region-wide pool of assets. The allowed ROE range for Bangor Hydro bulk transmission assets is 11.07 to 11.74 per cent for 2019 and 2018.

MPS District local transmission rates are regulated by FERC and are set annually on June 1 for wholesale and July 1 for retail customers based on a formula utilizing prior year actual transmission investments and expenses. The current allowed ROE for transmission operations is 9.6 per cent (2018 – 9.6 per cent).

Stranded Cost Recoveries

Stranded cost recoveries in Maine are set by the MPUC. Electric utilities are permitted to recover all prudently incurred stranded costs resulting from the restructuring of the industry in 2000 that could not be mitigated or that arose as a result of rate and accounting orders issued by the MPUC.

Caribbean Utilities

BLPC

As at December 31, 2019, BLPC serves approximately 131,000 customers with approximately $420 million USD of assets and a workforce of approximately 370 employees. BLPC is regulated by the FTC, Barbados.

The Government of Barbados has granted to BLPC a franchise to generate, transmit and distribute electricity on the island until 2028. In 2019, the Government of Barbados passed legislation amending the number of licenses required for the supply of electricity from a single integrated license which currently exists to multiple licenses for generation, transmission and distribution, storage, dispatch and sales. BLPC is negotiating the terms of the new licenses under the amended legislation.

BLPC’s approved regulated return on rate base is 10 per cent. All BLPC fuel costs are passed to customers through the fuel pass-through mechanism which provides the opportunity to recover all prudently incurred fuel costs in a timely manner. The FTC approves the calculation of the fuel charge, which is adjusted on a monthly basis.

BLPC owns 266 MW of generating capacity, of which 96 per cent is oil-fired and 4 per cent is solar. The utility has an additional 12 MW of capacity from rental units. BLPC’s transmission system consists of 168 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of 2,800 km of distribution lines which includes distribution supply substations.

GBPC

As at December 31, 2019, GBPC serves approximately 17,800 customers (2018 – 19,300), with approximately $300 million USD of assets and a workforce of approximately 216 employees. GBPC is regulated by the GBPA. The GBPA has granted GBPC a licensed, regulated and exclusive franchise to produce, transmit and distribute electricity on the island until 2054. There is a fuel pass-through mechanism which provides the opportunity to recover all prudently incurred fuel costs from customers in a timely manner. GBPC’s approved regulated return on rate base was 8.44 per cent for 2019 (2018 - 8.5 per cent). In January 2020, the GBPA approved GPBC’s regulated return on rate base of 8.34 per cent for 2020.

On September 1, 2019, Hurricane Dorian struck Grand Bahama Island causing significant damage across the island. GBPC sustained damage to its generation, transmission and distribution assets. GBPC has

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restored power to all customers who have requested power and are able to receive it and as of December 31, 2019, power was restored to approximately 92 per cent of its pre-hurricane customers. Post-hurricane load is down approximately 13 per cent. Management anticipates that demand will recover to pre-storm levels by the end of 2021.

GBPC maintains insurance for its generation facilities. As with most utilities, its transmission and distribution networks are self-insured. It is currently estimated that Hurricane Dorian restoration costs for GBPC self-insured assets will be approximately $15 million USD. In January 2020, the GBPA approved the recovery of these costs through rates over a five-year period. Approximately $12 million USD of these estimated costs were incurred in 2019 and recorded as a regulatory asset.

As a result of the damage caused by Hurricane Dorian, the Company completed an asset and goodwill impairment analysis in Q4 2019 and recognized a non-cash impairment charge of $26 million USD due to a decrease in expected future cash flows resulting from the impacts of Hurricane Dorian storm recovery and changes in the anticipated long term regulated capital structure of GBPC. Property, plant and equipment and inventory with a book value of approximately $18 million USD was determined to be impaired and was reclassified as a regulatory asset. GBPC recorded an offsetting insurance receivable of $15 million USD against this regulatory asset. It is anticipated that the regulatory asset balance of $3 million USD remaining as at December 31, 2019 will also be recovered through insurance. Refer to the MD&A “Developments” section and note 21 to the consolidated financial statements for the year ended December 31, 2019, incorporated herein for reference, for further details.

In December 2016, the GBPA approved the all-in rate for electricity (fuel and base rates) to be held at 2016 levels over the five-year period from 2017 to 2021. Any over-recovery of fuel costs during this period will be applied to the Hurricane Matthew regulatory deferral until such time as the deferral is recovered. Should GBPC recover funds in excess of the Hurricane Matthew regulatory deferral, the excess will be placed in a new storm reserve. If balances remain within the Hurricane Matthew deferral at the end of the five years, GBPC will have the opportunity to request recovery from customers in future rates.

As a component of its regulatory agreement, GBPC has an earnings share mechanism to allow for earnings on rate base to be deferred to a regulatory asset or liability at the rate of 50 per cent of amounts below a 7.44 per cent return on rate base and 50 per cent of amounts above 9.44 per cent return on rate base respectively.

GBPC owns approximately 98 MW of oil-fired generation, approximately 138 kilometres of transmission facilities and 860 kilometres of distribution facilities.

Domlec

As at December 31, 2019, Domlec serves approximately 31,000 customers, has a workforce of approximately 241 employees and is regulated by the IRCD. Domlec is listed on the Eastern Caribbean Securities Exchange. On October 7, 2013, the IRCD issued a Transmission, Distribution & Supply License and a Generation License, both of which came into effect on January 1, 2014 for a period of 25 years. Domlec’s approved regulated return on rate base is 15 per cent. A fuel pass-through mechanism provides the opportunity to recover prudently incurred fuel costs from customers in a timely manner.

Domlec owns approximately 27 MW of generating capacity of which 74 per cent is oil-fired and 26 per cent is hydro. Domlec owns approximately 471 kilometres of transmission facilities and 697 kilometres of distribution facilities.

Energy Sources and Generation

BLPC’s and GBPC’s energy sources for their respective electricity generation are primarily heavy fuel oil used for base load generation and light fuel oil used for peaking generation. Domlec’s electricity generation is 74 per cent oil-fired and 26 per cent hydro.

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With oil being the predominant fuel source for generation of electricity in the Caribbean, and with fuel costs directly passed through electricity rates to customers, any change in global fuel prices and resulting change in fuel costs will result in a similar change in customer rates and reported revenues. GBPC has implemented fuel hedging strategies to provide increased certainty to customers as to fuel costs and electricity rates. In support of reducing carbon emissions and exposure to carbon-based fuel sources, more efficient and renewable energy generation and battery storage investments are being developed in the Caribbean.

System Operation

BLPC, GBPC and Domlec have system control centers that co-ordinate and control their electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. The generation and transmission system control centres are linked to their generating stations and other key parts of their systems by the “Supervisory Control and Data Acquisition” systems, with fibre optic, voice and data communications networks.

Transmission and Distribution

BLPC, GBPC and Domlec transmit and distribute electricity from their generating stations to their customers.

Contribution to Consolidated Net Income and Adjusted Net Income

Other Electric Utilities’ contribution to consolidated net income was $33 million USD in 2019 (2018 –$66 million USD). Adjusted for the GPBC impairment charge and mark-to-market, Other Electric Utilities’ contribution to consolidated net income was $57 million USD in 2019 (2018 –$69 million USD).

Seasonal Nature

Electricity sales in Maine vary over the year; Q1 and Q3 are typically the strongest. Q1 reflects colder weather and few daylight hours in the winter season, while Q3 reflects the hotter summer weather and the impact of summer tourism in the state.

Electricity sales and related generation varies significantly over the year in the Caribbean; Q3 is typically the strongest period, reflecting warmer weather.

Capital Expenditures

Other Electric Utilities capital expenditures for the year ended 2019 were approximately $150 million USD (2018 –$144 million USD). In 2020, capital expenditures in the Other Electric Utilities segment are expected to be approximately $130 million USD (including investment in Emera Maine for the first quarter only). ECI’s utilities are forecasting capital investment in more efficient and cleaner sources of generation, including renewables and battery storage. In early February 2020, BLPC completed the installation of 15 MW of additional generation. BLPC expects to complete the installation of a 33 MW diesel engine by mid-2020. This 33 MW plant is expected to increase efficiency and bridge BLPC’s transition to increased renewable sources of generation. Emera Maine expects to invest primarily in transmission and distribution projects supporting normal system reliability. However, management continues to review capital expenditures in the Other Electric Utilities segment in light of the evolving COVID-19 pandemic.

Environmental Considerations

Emera Maine is regulated by the EPA for compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. Emera Maine is also regulated by the State of Maine’s Department of Environmental Protection.

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Emera’s Caribbean utilities have implemented formal Health & Safety and Environmental and Management systems to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment.

Gas Utilities and Infrastructure

Gas Utilities and Infrastructure includes PGS, a regulated gas distribution utility engaged in the purchase, distribution and sale of natural gas serving customers in Florida; NMGC, a regulated gas distribution utility engaged in the purchase, transmission, distribution and sale of natural gas serving customers in New Mexico; SeaCoast, a regulated intrastate natural gas transmission company offering services in Florida; Brunswick Pipeline, a regulated 145-kilometre pipeline delivering re-gasified liquefied natural gas from Saint John, New Brunswick, to markets in the Northeastern United States; and Emera’s non-consolidated investment in M&NP.

PGS is regulated by the FPSC. NMGC is regulated by the NMPRC. Rates are set at a level that allow the utilities to collect total revenues equal to their cost to provide service, including an appropriate return on invested capital.

Market and sales

PGS and New Mexico Gas Revenue and Sales by Customer Class
	Gas Revenues (%)		Therms Gas Sales Volumes (%)
For the year ended December 31	2019	2018	2019	2018
Residential	48.2	48.2	13.6	13.9
Commercial	28.5	28.4	27.3	28.5
Industrial	4.7	4.7	48.7	48.0
Other	18.6	18.7	10.4	9.6
Total	100.0	100.0	100.0	100.0

PGS

As at December 31, 2019, PGS serves approximately 406,000 customers with approximately $1.6 billion USD in assets and approximately 660 employees. The PGS system includes approximately 21,730 kilometres of natural gas mains and 12,070 kilometres of service lines. Gas mains are distribution lines that serve as a common source of supply for more than one service line. Natural gas throughput (the amount of gas delivered to its customers, including transportation-only service) was 2.1 billion therms in 2019.

The approved ROE range for PGS is 9.25 per cent to 11.75 per cent, on an allowed equity capital structure of 54.7 per cent. Absent any rate case filing, the bottom of the range will increase to 9.75 per cent in 2021. An ROE of 10.75 per cent is used for the calculation of return on investments for clauses. On February 7, 2020, PGS notified the FPSC that it is planning to file a base rate proceeding in April 2020 for new rates effective January 2021.

Fuel Recovery Clause

PGS recovers the costs it pays for gas supply and interstate transportation for system supply through its PGAC. This clause is designed to recover actual costs incurred by PGS for purchased gas, gas storage services, interstate pipeline capacity, and other related items associated with the purchase, distribution, and sale of natural gas to its customers. These charges may be adjusted monthly subject to a cap approved annually by the FPSC.

Other Cost Recovery Clauses

The FPSC annually approves cost-recovery rates for conservation costs, including a return on capital invested, incurred in developing and implementing energy conservation programs. PGS has a Cast

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Iron/Bare Steel Pipe Replacement clause to recover the cost of accelerating the replacement of cast iron and bare steel distribution lines in the PGS system. As part of the depreciation study settlement agreement approved by the FPSC in February 2017, the Cast Iron/Bare Steel clause was expanded to allow recovery of accelerated replacement of certain obsolete plastic pipe. PGS projects to have all cast iron and bare steel pipe removed from its system by 2022, with the replacement of obsolete plastic pipe continuing until 2028 under the rider.

NMGC

As at December 31, 2019, NMGC serves approximately 534,000 customers (about 60 per cent of the state’s population in 23 of New Mexico’s 33 counties) with approximately $1.1 billion USD in assets and approximately 697 employees. NMGC’s system includes approximately 2,488 km of transmission lines and 17,223 km of distribution lines. Annual natural gas throughput was approximately 969 million therms in 2019.

The approved ROE for NMGC is 9.1 per cent on an allowed equity capital structure of 52 per cent. On July 17, 2019, the NMPRC approved a rate increase for NMGC effective August 2019. The new rates are being phased in over two years and are expected to result in an annual revenue increase of approximately $3 million USD. The NMPRC also approved the utility’s Weather Normalization Mechanism, as discussed below.

On December 23, 2019, NMGC filed a future year base rate case with the NMPRC for new rates effective January 2021. The proposed new rates reflect the recovery of capital investment in pipelines and related infrastructure. The estimated annual incremental revenue requirement is approximately $13 million USD. A decision from the NMPRC is expected in late 2020.

Fuel Recovery Clause

NMGC recovers gas supply costs through a PGAC. This clause recovers NMGC’s actual costs for purchased gas, gas storage services, interstate pipeline capacity, and other related items associated with the purchase, distribution, and sale of natural gas to its customers.

On a monthly basis, NMGC can adjust charges based on next month’s expected cost of gas and any prior month under-recovery or over-recovery. NMGC must file a PGAC Continuation Filing with the NMPRC every four years to establish that continued use of the PGAC is reasonable and necessary. In December 2016, NMGC received approval of its PGAC Continuation Filing for the four-year period ending December 2020.

Weather Normalization Mechanism

In July 2019, the NMPRC approved changes to the company’s rate design to include a Weather Normalization Mechanism. This clause is designed to lower the variability of weather impacts during the annual October through April heating season. The Weather Normalization Mechanism will make customer rates and company revenue more predictable by partially removing the impact of warmer than usual or colder than usual weather. Weather-related revenue increases or decreases experienced from October to April will be adjusted annually in October of the following heating season.

SeaCoast

In 2018, SeaCoast executed an agreement with Seminole Electric Cooperative, Inc. (“Seminole”) to provide long-term firm gas transportation service to Seminole’s new gas-fired generating facility being constructed in Putnam County, Florida. SeaCoast is constructing and will operate a 21-mile, 30-inch pipeline lateral that is anticipated to go into service by 2022. The estimated capital investment is projected to be approximately $110 million USD, with $35 million USD invested through 2019 and $48 million USD expected to be invested in 2020. SeaCoast is also jointly developing the 26.5 mile, 16-inch Callahan Pipeline with Peninsula Pipeline Co., an affiliate of Florida Public Utilities. This pipeline is expected to go into service in 2021. SeaCoast will

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provide long-term firm gas transportation service to PGS in the northeast Florida area under a long-term transportation agreement between SeaCoast and PGS, which was approved by the FPSC in November 2019. SeaCoast’s portion of the estimated capital investment in the Callahan Pipeline is projected to be approximately $32 million USD, with $6 million USD invested through 2019 and approximately $26 million USD expected to be invested in 2020. However, management continues to review SeaCoast’s capital expenditures in light of the evolving COVID-19 pandemic.

EBPC

EBPC owns Brunswick Pipeline, a regulated 145-km pipeline delivering re-gasified natural gas from the Canaport LNG import terminal near Saint John, New Brunswick to markets in the Northeastern United States. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/U.S. border near Baileyville, Maine. Since its commissioning in July 2009, the pipeline has been used solely to transport natural gas for RECL under a 25-year firm service agreement. Brunswick Pipeline is regulated by the CER, which has classified it as a Group II pipeline.

M&NP

Emera owns a 12.9 per cent interest in M&NP, which is a 1,400 km pipeline that transports natural gas throughout markets in Atlantic Canada and the Northeastern United States.

Contribution to Consolidated Net Income

Gas Utilities and Infrastructure’s contribution to consolidated net income was $139 million USD in 2019 (2018 –$106 million USD).

Seasonal Nature

Gas sales volumes are primarily driven by general economic conditions, population and weather. Residential and commercial gas sales are seasonal. In Florida and New Mexico, Q1 is the strongest period for gas sales due to colder weather and heading demand.

Capital Expenditures

Capital expenditures in the Gas Utilities and Infrastructure segment in 2019 were $331 million USD. In 2020, capital expenditures in this segment are expected to be approximately $580 million USD, including AFUDC. PGS will make investments to expand its system and support customer growth. NMGC will complete the Santa Fe Mainline Looping project in 2020 and will continue to invest in system improvements. SeaCoast will invest in the construction of pipelines, as described above. However, management continues to review capital expenditures in the Gas Utilities and Infrastructure segment in light of the evolving COVID-19 pandemic.

Environmental Considerations

Brunswick Pipeline is regulated by the CER and subject to both federal and provincial environmental regulations. Brunswick Pipeline has comprehensive integrity, safety and environmental programs in place, including an environmental management system and regularly scheduled physical inspections of the pipeline and its right-of-way.

Economic Dependence

Brunswick Pipeline has a 25-year firm service agreement with RECL, which runs to 2034. The risk of non-payment is mitigated as Repsol, the parent company of RECL, has provided EBPC with a guarantee for all RECL’s payment obligations under the firm service agreement.

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Other Segment

The Other segment includes those business operations that in a normal year are below the required threshold for reporting as separate segments; and corporate expense and revenue items that are not directly allocated to the operations of Emera’s subsidiaries and investments.

Business operations in Other include Emera Energy, which consists of:

●	Emera Energy Services, a wholly owned physical energy marketing and trading business;
●	Brooklyn Energy, a 30 MW biomass co-generation electricity facility in Brooklyn, Nova Scotia; and
●	an equity investment in a 50.0 per cent joint venture ownership of Bear Swamp, a 600 MW pumped storage hydroelectric facility in northwestern Massachusetts.

In 2019, the Company completed the sale of assets previously reported in this segment including the sale of its NEGG Facilities and Bayside facility in March 2019 and the sale of Emera Utility Services’ equipment and inventory in December 2019.

Corporate items included in the Other segment are certain corporate-wide functions including executive management, strategic planning, treasury services, legal, financial reporting, tax planning, corporate business development, corporate governance, investor relations, risk management, insurance, acquisition and disposition related costs, gains or losses on select assets sales, and corporate human resource activities. It includes interest revenue on intercompany financings recorded in “Intercompany revenue” and interest expense on corporate debt in both Canada and the US. It also includes costs associated with corporate activities that are not directly allocated to the operations of Emera’s subsidiaries and investments.

Emera Energy

EES derives revenue and earnings from the wholesale marketing and trading of natural gas, electricity and other energy-related commodities and derivatives within the Company’s risk tolerances, including those related to value-at-risk (“VaR”) and credit exposure. EES purchases and sells physical natural gas and electricity, the related transportation and transmission capacity rights, and provides related energy asset management services. The primary market area for the natural gas and power marketing and trading business is northeastern North America, including the Marcellus and Utica shale supply areas. EES also participates in the Florida, US Gulf Coast and Midwest/Central Canadian natural gas markets. Its counterparties include electric and gas utilities, natural gas producers, electricity generators and other marketing and trading entities. EES operates in a competitive environment, and the business relies on knowledge of the region’s energy markets, understanding of pipeline and transmission infrastructure, a network of counterparty relationships and a focus on customer service. EES manages its commodity risk by limiting open positions, utilizing financial products to hedge purchases and sales, and investing in transportation capacity rights to enable movement across its portfolio.

Earnings from EES are generally dependent on market conditions. In particular, volatility in electricity and natural gas markets, which can be influenced by weather, local supply constraints and other supply and demand factors, can provide higher levels of margin opportunity. The business is seasonal, with Q1 and Q4 generally providing the greatest opportunity for earnings. The business is generally expected to deliver annual adjusted net earnings of $15 to $30 million USD ($45 to $70 million USD of margin), with the opportunity for upside when market conditions present.

Contribution to Consolidated Net Income and Adjusted Net Income

Other’s contribution to consolidated net income decreased $104 million to a loss of $213 million in 2019, compared to a loss of $109 million in 2018. Adjusted for after-tax mark-to-market, Other’s contribution to consolidated net income decreased $133 million to a loss of $286 million compared to a loss of $153 million during the same period in 2018.

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Capital Expenditures

Capital expenditures in the Other segment were approximately $60 million in 2019 (2018 – $75 million). In 2020, capital expenditures in the Other segment are expected to be approximately $74 million, including investment in contracted energy infrastructure. However, management continues to review the Other segment’s capital expenditures in light of the evolving COVID-19 pandemic.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Changes Expected in 2020

The following discussion summarizes key developments in Emera’s business and operations over the last three completed financial years and changes that are expected to occur during the current financial year. However, management continues to review Emera’s various business’ capital expenditures in light of the evolving COVID-19 pandemic.

Florida Electric Utility

Solar Projects

In September 2017, Tampa Electric announced its intention to invest approximately $850 million USD over four years in new utility-scale solar photovoltaic projects across its service territory. As at December 31, 2019, Tampa Electric has invested approximately $820 million USD in 600 MW of utility-scale solar photovoltaic projects, which are recoverable through FPSC-approved SoBRAs. Tampa Electric expects to invest an additional $30 million USD in these projects through 2021. AFUDC is being earned on these projects during construction. The FPSC has approved SoBRAs representing a total of 554 MW or $96 million USD annually in estimated revenue requirements for in-service projects. Tampa Electric expects to file its final SoBRA petition for the January 1, 2021 tranche in 2020.

In February 2020, Tampa Electric announced its intention to invest approximately $800 million USD in an additional 600 MW of new utility-scale solar photovoltaic projects by the end of 2023.

AMI Project

In September 2018, Tampa Electric announced its intention to invest approximately $235 million USD during 2018 through 2022 for its AMI project.

Big Bend Power Station Modernization

On May 24, 2018, Tampa Electric announced its intention to invest approximately $850 million USD through 2023 to modernize the Big Bend Power Station. This modernization project includes conversion of Unit 1 from coal-fired to natural gas combined-cycle technology and the early retirement of Unit 2. As at December 31, 2019, Tampa Electric has invested $275 million USD in this modernization project.

Storm Protection Cost Recovery Clause

On October 3, 2019, the FPSC issued a rule to implement a storm protection cost recovery clause. This new clause provides a process for Florida investor-owned utilities, including Tampa Electric, to recover transmission and distribution storm hardening costs for incremental activities not already included in base rates. Subject to final approval of the FPSC rule, Tampa Electric expects to file a storm protection plan with the FPSC in Q2 2020.

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Impact of Hurricane Irma and Tax Reform

In September 2017, Tampa Electric was impacted by Hurricane Irma and incurred restoration costs of approximately $102 million USD. The amount charged to the storm reserve exceeded the balance in the reserve by $47 million USD. On December 28, 2017, Tampa Electric petitioned the FPSC for recovery of estimated restoration costs in excess of the storm reserve for several named storms and to replenish the reserve to the $56 million USD level that existed as of October 31, 2013. On March 1, 2018, the FPSC approved a settlement agreement filed by Tampa Electric authorizing the utility to net the amount of storm cost recovery against its return of estimated 2018 US tax reform benefits to customers, effective April 1, 2018. In Q1 2018, Tampa Electric recorded OM&G expense and a regulatory liability of $19 million USD to offset tax reform benefits. This deferral was amortized over the balance of the year as a credit against recognition of storm expense. In total, OM&G expense due to the allowed netting of the storm cost recovery with tax reform benefits, net of amortization of first quarter tax reform benefits, was approximately $22 million USD for Q4 2018 and $103 million USD for the year ended December 31, 2018.

Tampa Electric’s final storm costs subject to netting were determined in a separate regulatory proceeding in 2019. On August 20, 2018, the FPSC approved a reduction in base rates of $103 million USD annually beginning in 2019 to reflect the impact of tax reform. On April 9, 2019, Tampa Electric reached a settlement agreement with consumer parties regarding eligible storm costs as a result of Hurricane Irma in 2017, which was approved by the FPSC on May 21, 2019. As a result, Tampa Electric refunded $12 million USD to customers in January 2020.

Canadian Electric Utilities

NSPI

Electricity Plan Act and FAM Rate Adjustments

NSPI has a UARB approved FAM, allowing NSPI to recover fluctuating fuel costs from customers through annual fuel rate adjustments. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a given year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent year. For the years 2017 to 2019, differences between actual fuel costs and fuel revenues recovered from customers will be returned to customers after 2019 as required under the Electricity Plan Act. Pursuant to the FAM plan of administration, NSPI’s fuel costs are subject to independent audit. On March 13, 2020, the UARB’s decision on the FAM audit findings and recommendations relating to fiscal 2016 and 2017 was publicly released. The final recommendations were endorsed by the UARB and did not include any disallowances.

The Electricity Plan Act was enacted by the Province in December 2015, with a goal of providing rate stability and predictability for customers for the 2017 through 2019 period. NSPI operated under a rate stability plan (“RSP”) for fuel costs the 2017 through 2019 period, which included an average overall annual rate increase of 1.5 per cent to recover fuel costs for each of the three years.

The Electricity Plan Act further directed that any non-fuel revenues in excess of NSPI’s approved range of return in 2017 through 2019 were to be applied to the FAM. In addition, the financial benefit resulting from a change in the recognition of tax benefits for the South Canoe Project and Sable Wind Project was to be reserved and applied to the FAM over the same period.The Maritime Link Project is a $1.6 billion transmission project, including two 170-kilometre sub-sea cables, connecting the island of Newfoundland and Nova Scotia. The Maritime Link Project entered service on January 15, 2018 and NSPI started paying the UARB approved interim assessment payments to NSPML at that time.

On November 27, 2019, the UARB approved NSPML’s interim assessment for recovery from NSPI of 2020 Maritime Link costs of approximately $145 million (2019 - $111 million). The total recovery of $145 million includes approximately $115 million of operating and maintenance, debt financing and equity financing costs, and approximately $30 million for depreciation and amortization of financing costs. This payment is subject to a holdback of up to $10 million. Recovery of the $115 million of operating and maintenance, debt

Emera Incorporated – 2019 Annual Information Form	24

financing and equity financing costs began on January 1, 2020. Beginning June 1, 2020, recovery of the $30 million of depreciation and amortization of financing costs will be included in NSPI customer rates, with payment of this recovery to NSPML to begin on the earlier of the confirmation of delivery of the NS Block and November 1, 2020. NSPML expects to file a final cost assessment with the UARB in 2020.

On December 6, 2019, the UARB approved NSPI’s three-year Fuel Stability Plan which results in an average annual overall rate increase of 1.5 per cent to recover Fuel Costs for the period of 2020 through 2022. Differences between actual Fuel Costs and fuel revenues recovered from customers during 2020 to 2022 will be recovered or returned to customers after 2022, as required under NSPI’s Fuel Stability Plan. The decision further directed that annual excess non-fuel revenues above NSPI’s approved range of ROE are to be applied to the FAM.

In response to the delayed timing of energy delivery from the Muskrat Falls project, the initial approved interim assessment payment reflected a reduction in NSPML’s assessment in each of 2018 and 2019, related to depreciation and amortization expenses. As these amounts were included in NSPI’s 2017 through 2019 fuel rates and were being recovered from customers, NSPI had provided a credit to customers, including interest, as the payments from NSPI to NSPML were not required in those years. In 2019, $35 million (2018 - $17 million) was refunded to customers.

The UARB’s decision to approve NSPI’s 2020 through 2022 Fuel Stability Plan outlined the treatment of the reduced 2019 NSPML assessment of $52 million plus interest. The reduced assessment will be refunded to most customers through a reduction incorporated into their 2020 through 2022 rates and the remaining customers will receive a one-time on bill credit in 2020.The credit to customers will be approximately $40 million plus interest in 2020, with the remaining $12 million plus interest to be returned to customers subsequent to 2022.

As at December 31, 2019, the FAM regulatory liability balance was $115 million (2018 –$161 million). For more information refer to the “Business Overview and Outlook – Canadian EIectric Utilities”, “Regulated Fuel for Generation and Purchased Power” and “Regulatory Recovery Mechanisms” sections of the MD&A, which are incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

ENL

Maritime Link Project and Strategic Partnership with Nalcor on Muskrat Falls Projects

The Maritime Link entered service on January 15, 2018 and provides for the transmission of energy as well as improved reliability and ancillary benefits, supporting the efficiency and reliability of both provinces. The Maritime Link will transmit at greater capacity when the Lower Churchill project is complete.

For information on the UARB’s approval of NSPI’s payments to NSPML, refer to the “Nova Scotia Power - Electricity Plan and Rate Stability” section above.

Other Electric Utilities

Emera Maine

ROE Proceedings

From 2011 to 2016, four separate complaints were filed with FERC to challenge the base ROE under the OATT.

●	Complaint I, filed by a group including the Attorney General of Massachusetts, New England utilities commissions, state public advocates and end users, was remanded to FERC by the US Court of

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Appeals in 2017 for further proceedings. No reserve has been made with respect to Complaint I due to uncertainty of the outcome.
●

Complaints II and III (the “ENE” and “MA AG II” cases), brought by a group of consumer advocates and by a group of state commissions, state public advocates and end users respectively, have been joined together and are presently pending before FERC. Emera Maine has recorded a reserve of approximately $4 million USD for these cases. These reserves have been recorded as “Regulatory liabilities” on the Consolidated Balance Sheets and as a reduction to “Operating revenues – regulated electric” on the Consolidated Statements of Income. The reserve was calculated based on Emera Maine’s best estimate of the probable outcome.

●

Complaint IV was filed by the EMCOS. On March 27, 2018, a FERC Administrative Law Judge issued an Initial Decision concluding that the currently filed base ROE of 10.57 per cent, which with incentive adders may reach a maximum ROE of 11.74 per cent, is not unjust and unreasonable. This decision was appealed to FERC. No reserve has been made in relation to Complaint IV due to the uncertainty of the final outcome.

On October 16, 2018, FERC issued an order that addressed all four complaint proceedings. The FERC order proposed a new methodology to set ROEs. Based on the new methodology, the FERC’s preliminary finding was a 10.41 per cent base ROE for the ISO-NE OATT. FERC has permitted parties to comment on the new methodology and its application to the four pending complaint proceedings. No new or additional reserves have been made with respect to any of the four pending complaints due to uncertainty.

On November 21, 2019, FERC approved an order affecting transmission ROEs in the MISO that alters the Commission’s methodology for analyzing the base return on equity component of a jurisdictional public utility’s rates. The methodology applied in the MISO case may be applied by FERC in the pending ISO NE cases. No date for a decision has been made yet, but FERC is expected to rule on these three outstanding ISO-NE cases in 2020. Additionally, both the MISO case, and a decision in the ISO-NE cases, will be subject to further appeal rights and, if appealed, a final decision would be unlikely to occur before Q4 2020. Therefore, no change in Emera Maine’s accrual related to ROE complaints has been made as a result of the MISO decision.

Sale of Emera Maine

On March 25, 2019, Emera announced an agreement to sell Emera Maine for a purchase price of $959 million USD. Including the assumed debt, aggregate enterprise value is forecasted to be approximately $1.3 billion USD on closing. On March 24, 2020, the transaction closed after receiving the approval of the MPUC.

Caribbean Utilities

ICDU Acquisition

On October 13, 2017, Emera and ICDU announced that they had entered into a definitive agreement pursuant to which EUHL would acquire all of the shares of ICDU that it did not own. Minority ICDU shareholders elected to receive BSD $8.85 in cash per common share or 0.913 Bahamas DRs. Each Bahamas DR represents one quarter of an Emera common share.

On January 15, 2018, EUHL completed the acquisition of the ICDU minority shareholders common shares for total consideration of $35 million USD and became the sole indirect owner of GBPC.

The Bahamas DRs commenced trading on the BISX on January 22, 2018 and 1,814,135 Bahamas DRs were outstanding as at December 31, 2019.

Hurricane Dorian

On September 1, 2019, Hurricane Dorian struck Grand Bahama Island causing significant damage across the island. GBPC sustained damage to its generation, transmission and distribution assets. GBPC has

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restored power to all customers who have requested power and are able to receive it and as at December 31, 2019, power was restored to approximately 92 per cent of its customers. Post-hurricane load is down approximately 13 per cent. Management anticipates that demand will recover to pre-storm levels by the end of 2021.

GBPC maintains insurance for its generation facilities. As with most utilities, its transmission and distribution networks are self-insured. It is currently estimated that restoration costs for GBPC self-insured assets will be approximately $15 million USD. In January 2020, the GBPA approved the recovery of these costs through rates over a five-year period. Approximately $12 million USD of these estimated costs were incurred in 2019 and recorded as a regulatory asset.

As a result of the damage caused by Hurricane Dorian, the Company completed an asset impairment analysis in Q4 2019. Property, plant and equipment and inventory with a book value of approximately $18 million USD was determined to be impaired and was reclassified as a regulatory asset. GBPC recorded an offsetting insurance receivable of $15 million USD against this regulatory asset. It is anticipated that the regulatory asset balance of $3 million USD remaining as at December 31, 2019 will also be recovered through insurance.

Hurricanes Irma and Maria

During the third quarter of 2017, operations in Florida and the Caribbean were impacted by Hurricanes Irma and Maria. Irma, a Category 5 hurricane at its peak, impacted the Caribbean and Florida over the course of several days in September making landfall in Florida on September 10, 2017.

Hurricane Maria made landfall in Dominica on September 19, 2017, as a Category 5 hurricane. Dominica experienced unprecedented damage as a result, reducing the customer base from approximately 36,000 to 26,000 as at December 31, 2018. Many homes were destroyed and have not been rebuilt at this time. Domlec has fully restored power to all customers who have requested power and are able to receive it. Domlec maintains insurance for its generation fleet and, subsequent to Hurricane Maria, has obtained specialized insurance for its transmission and distribution networks.

Other Segment

Sale of Emera Energy’s New England Gas Generating Facilities and Bayside Facility

On March 29, 2019, Emera completed the sale of its three NEGG Facilities for cash proceeds of $799 million ($598 million USD), including working capital adjustments. On March 5, 2019, the Company sold its Bayside facility for cash proceeds of $46 million. An immaterial loss was recognized on these dispositions. Proceeds from the sales were used to reduce corporate debt and support capital investment opportunities within Emera’s regulated utilities.

Removal of Legislative Restriction on Non-Canadian Resident Ownership

On April 12, 2019, amendments to the Privatization Act and the Reorganization Act were enacted, removing the legislative restriction preventing non-Canadian residents from holding more than 25 per cent of Emera’s voting shares, in aggregate. On July 11, 2019, shareholders passed a special resolution to immediately amend the Company’s articles of association to remove this restriction.

USGAAP – Exemptive Relief and Companies Act Relief

On January 26, 2018, Emera was granted the Exemptive Relief by Canadian securities regulators allowing Emera to continue to report its financial results in accordance with USGAAP. On July 18, 2018, Emera was granted the Companies Act Relief allowing Emera to continue to be exempt from the requirement to prepare its annual financial statements in accordance with IFRS. Both the Exemptive Relief and the Companies Act Relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of the Company’s financial year commencing after the Company ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the

Emera Incorporated – 2019 Annual Information Form	27

mandatory application of a standard within IFRS specific to entities with rate-regulated activities. The Exemptive Relief and the Companies Act Relief each replace similar exemptive relief that had been previously granted to Emera in 2014 and that would have expired by January 1, 2019.

Financing Activity

At-The-Market Equity Program

On July 11, 2019, Emera established an ATM Program that allows the Company to issue up to $600 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was established under a prospectus supplement to the Company’s short-form base shelf prospectus which expires on July 14, 2021. During 2019, approximately 1.8 million common shares were issued under the ATM Program at an average price of $56.56 per share for gross proceeds of $100 million ($98.7 million net of issuance costs). As at December 31, 2019, an aggregate gross sales limit of $500 million remains available for issuance under the ATM program.

During the first quarter of 2020, approximately 982,982 common shares were issued under the ATM Program at an average price of $59.79 per share for gross proceeds of $58.8 million ($58.0 million net of issuance costs). As at March 30, 2020, an aggregate gross sales limit of $441.2 million remains available for issuance under the ATM program.

Preferred Share Issuance

On May 31, 2018, Emera issued 12 million Series H First Preferred Shares at $25.00 per share at an initial dividend rate of 4.9 per cent. The aggregate gross and net proceeds from the offering were $300 million and $295 million, respectively. The net proceeds of the preferred share offering were used for general corporate purposes.

On July 6, 2018, Emera announced it would not redeem the 10,000,000 Series C First Preferred Shares. The holders of the Series C First Preferred Shares had the right, at their option, to convert all or any of their Series C First Preferred Shares, on a one-for-one basis, into Series D First Preferred Shares on August 15, 2018 or to continue to hold their Series C First Preferred Shares. On August 8, 2018, Emera announced that, after having taken into account all conversion notices received from holders, no Series C First Preferred Shares would be converted into Series D First Preferred Shares.

On January 7, 2020, Emera announced it would not redeem the 8,000,000 Series F First Preferred Shares. The holders of the Series F First Preferred Shares had the right, at their option, to convert all or any of their Series F First Preferred Shares, on a one-for-one basis, into Series G First Preferred Shares on February 15, 2020 or to continue to hold their Series F First Preferred Shares. On February 6, 2020, Emera announced that, after having taken into account all conversion notices received from holders, no Series F First Preferred Shares would be converted into Series G First Preferred Shares.

Common Share Issuance

On December 28, 2017, Emera completed an offering of 14,614,000 common shares at $47.90 per common share. The aggregate gross and net proceeds from the offering were $700 million and $680 million, respectively. The proceeds of the offering were used to support the Company’s growth initiatives and for general corporate purposes including to reduce indebtedness outstanding and to fund other ordinary course capital expenditures.

For more information on recent financing activities for Emera and its subsidiaries by segment, please refer to “Liquidity and Capital Resources” in the MD&A.

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US Tax Reform

On December 22, 2017, the U.S. Tax Cuts Act was signed into law. For a discussion of the impact on Emera’s financial results, refer to the MD&A, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com.

RISK FACTORS

See the “Enterprise Risk and Risk Management” section of the MD&A and “Principal Financial Risks and Uncertainties” in the Commitments and Contingencies note to Emera’s financial statements for the year ended December 31, 2019, which are each incorporated herein by reference, copies of which are available electronically under Emera’s profile on SEDAR at www.sedar.com.

An outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 pandemic, or a fear of any of the foregoing, could adversely impact the Company by causing operating, supply chain and project development delays and disruptions, labour shortages and shutdowns (including as a result of government regulation and prevention measures), which could have a negative impact on the Company’s operations.

Any adverse changes in general economic and market conditions arising as a result of a public health threat could negatively impact demand for electricity and natural gas, revenue, operating costs, timing and extent of capital expenditures, results of financing efforts, or credit risk and counterparty risk; which could result in a material adverse effect on the Company’s business.

The extent of the evolving COVID-19 pandemic and its future impact on the Company is uncertain. The Company maintains pandemic and business contingency plans in each of its operations to manage and mitigate the impact of any such public health threat.

CAPITAL STRUCTURE

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares is issuable in series.

As at December 31, 2019, 242,478,188 common shares, 3,864,636 Series A First Preferred Shares, 2,135,364 Series B First Preferred Shares, 10,000,000 Series C First Preferred Shares, 5,000,000 Series E First Preferred Shares, 8,000,000 Series F First Preferred Shares, 12,000,000 Series H First Preferred Shares, 2,200,525 Barbados DRs and 1,814,135 Bahamas DRs were issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

The holders of common shares are entitled to dividends on a pro rata basis, as and when declared by the Board. Subject to the rights of the holders of the first preferred shares and second preferred shares, if any, who are entitled to receive dividends in priority to the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other class of shares of Emera.

On the liquidation, dissolution or winding-up of Emera, holders of common shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of first preferred shares and second preferred shares, if any, who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the common shares.

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There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares. The foregoing description is subject to the “Share Ownership Restrictions” section below.

Emera First Preferred Shares

The first preferred shares of each series rank on parity with the first preferred shares of every other series and are entitled to a preference over the second preferred shares, the common shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the first preferred shares, the holders of the first preferred shares will be entitled, for only as long as the dividends remain in arrears, to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

The first preferred shares of each series are not redeemable at the option of their holders.

For a summary of the terms and conditions of the Company’s authorized First Preferred Shares, refer to Appendix “B” of this AIF.

Emera Second Preferred Shares

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera. As at December 31, 2019, Emera had not issued any second preferred shares.

Share Ownership Restrictions

As required by the Reorganization Act and pursuant to the Privatization Act, the Articles of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15% of the votes attached to all outstanding voting shares of Emera.

The common shares, and in certain circumstances the Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and Series H First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s Articles contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. The Board may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

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CREDIT RATINGS

Emera has the following credit ratings(1) by the Rating Agencies:

	Moody’s	S&P	Fitch
Corporate	Baa3	BBB	BBB
Outlook	Stable	Stable	Stable
Senior unsecured debt program	Baa3	BBB-	BBB
Hybrid Notes	Ba2	BB+	BB+
First Preferred Shares	N/A	P-3 (high)	N/A

(1)

Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of an issuer to meet its financial commitment in accordance with the terms of the obligation. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell, or hold securities in as much as such ratings are not a comment upon the market price of the securities or their stability for a particular investor. The credit ratings assigned to the securities may not reflect the potential impact of all risks on the value of the securities. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

On June 27, 2019, Moody’s Investor Services affirmed Emera’s Baa3 issuer and senior unsecured ratings and Emera US Finance LP’s Baa3 guaranteed senior unsecured rating and changed its ratings outlook to stable from negative.

On June 13, 2019, Fitch Ratings assigned ratings and outlook for Emera for the first time. Emera was assigned a BBB issuer default and senior unsecured rating with stable outlook.

On March 24, 2020, S&P changed its corporate rating for Emera to BBB from BBB+ and at the same time changed the outlook on Emera to stable from negative. S&P states the reason for the change is due to Emera’s funds from operation (FFO) to debt not being consistently above the 12 per cent threshold required to maintain the BBB+ rating.

Moody’s

Moody’s credit ratings are on a long-term debt rating scale that ranges from AAA to C, representing the range from highest to lowest quality of such rated securities. The rating of Baa3 obtained from Moody’s in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the obligations are subject to moderate credit risk. As such, they are considered medium-grade and may possess speculative characteristics. The rating of Ba2 from Moody’s in respect of the Hybrid Notes is characterized as having speculative elements and being subject to substantial credit risk. It is the fifth highest of nine available rating categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

S&P’s credit ratings are on a long-term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The issuer rating of BBB obtained from S&P in respect of the corporate rating indicates that the issuer has adequate capacity to meet its financial commitments. The issue rating of BBB- from S&P in respect of the senior unsecured debt indicates that the obligations exhibit adequate protection parameters. The issue rating of BB+ from S&P in respect of the Hybrid Notes indicates that the obligations exhibit adequate projection parameters in the near term however the obligor may not have the capacity to meet its obligations in the long term. The issue and issuer ratings of BBB and BB are the fourth and fifth highest, respectively, of ten available ratings categories and the addition of a “(+)” or “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

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A P-3 (high) rating with respect to Emera’s Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and Series H First Preferred Shares is the third highest of the eight standard categories of ratings utilized by S&P for preferred shares.

Fitch

Fitch’s credit ratings are on a long-term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The rating of BBB obtained from Fitch in respect of the senior unsecured debt is the fourth highest of nine available rating categories and indicates that the issuer has adequate capacity to meet its financial commitments. The rating of BB from Fitch in respect of the Hybrid Notes is characterized as having elevated default risk however business or financial flexibility exists that support servicing the financial commitments. The BB rating from Fitch is the fifth highest of nine available ratings categories and the addition of a “(+)” or “(-)” designation after a rating indicates the relative standing within a particular category. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation.

Emera has made, or will make, payments in the ordinary course to the Rating Agencies in connection with the assignment of ratings on both Emera and its securities. In addition, Emera has made customary payments in respect of certain subscription services provided to Emera by the Rating Agencies during the last two years.

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DIVIDENDS

Any dividend payments will be at the Board’s discretion based upon earnings and capital requirements and any other factors as the Board may consider relevant. Emera has provided annual dividend growth guidance of four to five per cent through 2022. The Company targets a long-term dividend payout ratio of 70 to 75 per cent, and while the payout ratio is likely to exceed that target in the forecast period, it is expected to return to that range over time.

Emera maintains the Dividend Reinvestment Plan, which provides an opportunity for shareholders to reinvest dividends and to participate in optional cash contributions for the purpose of purchasing common shares. This plan provides for a discount of up to 5 per cent from the average market price of Emera’s common shares for common shares purchased in connection with the reinvestment of cash dividends. In 2019, the discount was changed from 5 per cent to 2 per cent effective with the dividend payment of August 15, 2019.

The Board approved the payment of the following dividends during the last three completed fiscal years, as summarized in the following table:

Class of Shares	2019	2018	2017
Common Shares(1), (2), (3)	$2.3750	$2.2825	$2.1325

Series A First Preference Shares	$0.6388	$0.6388	$0.6388

Series B First Preference Shares	$0.8727	$0.7570	$0.6032

Series C First Preference Shares(4)	$1.18024	$1.06381	$1.0250

Series E First Preference Shares	$1.1250	$1.1250	$1.1250

Series F First Preference Shares	$1.0625	$1.0625	$1.0625

Series H First Preference Shares(5)	$1.2250	$0.56132	N/A
(1)	On September 29, 2017, Emera approved an increase in the annual common share dividend rate from $2.09 to $2.26. The first payment was effective November 2017.
(2)	On August 9, 2018, Emera approved an increase in the annual common share dividend rate from $2.26 to $2.35. The first payment was effective November 2018.
(3)	On September 27, 2019, Emera approved an increase in the annual common share dividend rate from $2.35 to $2.45. The first payment was effective November 2019.
(4)	The Series C First Preferred Shares annual dividend rate was reset from $1.0250 to $1.18024 for the five year period commencing August 15, 2018 and ending on (and inclusive of) August 14, 2023.
(5)	The Series H First Preferred Shares with an annual dividend rate of $1.2250 (per share) were issued May 31, 2018

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, all dividends paid on Emera’s common shares and first preferred shares qualify as eligible dividends.

MARKET FOR SECURITIES

Trading Price and Volume

Emera’s common shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and Series H First Preferred Shares are listed and posted for trading on the TSX under the symbols “EMA”, “EMA.PR.A”, “EMA.PR.B”, “EMA.PR.C”, “EMA.PR.E”, “EMA.PR.F” and “EMA.PR.H”, respectively. The Barbados DRs are listed on the BSE under the symbol EMABDR. The Bahamas DRs are listed on the BISX under the

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symbol EMAB. The trading volume and high and low price for Emera’s securities for each month of 2019 are set out In Appendix “C” of this AIF.

At-The-Market Equity Program

On July 11, 2019, Emera established an ATM Program that allows the Company to issue up to $600 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price. The ATM Program was established under a prospectus supplement to the Company’s short-form base shelf prospectus which expires on July 14, 2021. During 2019, approximately 1.8 million common shares were issued under the ATM Program at an average price of $56.56 per share for gross proceeds of $100 million ($98.7 million net of issuance costs). As at December 31, 2019, an aggregate gross sales limit of $500 million remains available for issuance under the ATM program.

During the first quarter of 2020, approximately 982,982 common shares were issued under the ATM Program at an average price of $59.79 per share for gross proceeds of $58.8 million ($58.0 million net of issuance costs). As at March 30, 2020, an aggregate gross sales limit of $441.2 million remains available for issuance under the ATM program.

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DIRECTORS AND OFFICERS

Directors

The following information is provided for each Director of Emera as at December 31, 2019:

Name, Residence, Principal Occupations During the Past Five Years	Director Since(1)	Committees(2)

M. Jacqueline Sheppard (Chair), Calgary, Alberta, Canada

Chair of the Board since May 2014. Director of Alberta Investment Management Corporation (AIMCo), an institutional investment manager. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc. Former Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown Corporation. Founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. Former Director of Cairn Energy PLC, a publicly traded UK-based international upstream company. Director of Seven Generations Energy Ltd., a publicly traded energy company focused on Canadian natural gas development.

	2009	(3)

Scott C. Balfour, Halifax, Nova Scotia, Canada

A Director and President and Chief Executive Officer of Emera since March 29, 2018. Mr. Balfour is a Director of many Emera subsidiaries, including being Chairman of Tampa Electric Company and Nova Scotia Power Inc. He is also a director of Martinrea International Inc. He was Chief Operating Officer from 2016 to 2018 and was Executive Vice President and Chief Financial Officer of Emera from April 2012 to March 2016. From 1994 to 2011 he was Chief Financial Officer and then President of Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company. He is also past Chair of the Ontario Energy Association.

	2018	(4)
James V, Bertram Calgary, Alberta, Canada Chair of the Board, Keyera Corporation. Formerly President and Chief Executive Officer of Keyera from its inception in 2003 until 2015, when he became Executive Chair. Previously Vice President – Marketing for the worldwide operations of Gulf Canada. Director of Methanex Corporation, the world’s largest producer and supplier of methanol to major international markets.	2018	Member of MRCC; Chair of HSEC
Sylvia D. Chrominska, Stratford, Ontario, Canada Former Group Head of Global Human Resources and Communications for The Bank of Nova Scotia, where she had global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group. Former Chair of the Board of Scotia Group Jamaica Limited and Former Chair of the Board of Scotiabank Trinidad and Tobago Limited. A Director of Wajax Corporation and of the Canada Pension Plan Investment Board.	2010	Chair of MRCC
Henry E. Demone, Lunenburg, Nova Scotia, Canada Former Chairman of High Liner Foods, the leading North American processor and marketer of value-added frozen seafood. Mr. Demone was President of High Liner Foods since 1989 and its President and Chief Executive Officer from 1992 to May 2015. He was interim Chief Executive Officer of High Liner Foods from August 2017 until April 2018. A Director of Saputo Inc.	2014	Member of NCGC and MRCC
Kent M. Harvey, New York, New York, U.S. Former Chief Financial Officer for PG&E Corporation, an energy-based holding company, and the parent of Pacific Gas and Electric Company, an energy company that serves 16 million Californians across a 70,000 square-mile service area in Northern and Central California.	2017	Member of AC and HSEC

Emera Incorporated – 2019 Annual Information Form	35

Name, Residence, Principal Occupations During the Past Five Years	Director Since(1)	Committees(2)
B. Lynn Loewen, FCPA, FCA, Westmount, Quebec, Canada Former President of Minogue Medical Inc., a healthcare organization which delivers innovative medical technologies to hospitals and clinics. President of Expertech Network Installation Inc. from 2008 to 2011.	2013	Member of AC and HSEC
Donald A. Pether, Dundas, Ontario, Canada Former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc. Former Chair of the Canadian Steel Producers Association and former member of the board of the American Iron and Steel Institute. Honorary Doctor of Law degree from McMaster University. Member of the Council of Governors for the Art Gallery of Hamilton, the Board of the National Gallery of Canada Foundation and on the Board of the Manning Awards Foundation.	2008	Member of HSEC; Chair of NCGC
John B. Ramil, Tampa, Florida, U.S. Former President and Chief Executive Officer of TECO Energy. Held a variety of leadership positions in his four decades with Tampa Electric. Former member of the board of the Edison Electric Institute, an industry association. Chair of GuideWell Mutual Holding Corporation and Blue Cross and Blue Shield of Florida boards. Member of the Florida Council of 100, the board of the Moffitt Cancer Center Institute and Trustee and past Chair of the University of South Florida. Former member of the board of the Tampa Bay Partnership.	2016	Member of HSEC

Andrea S. Rosen, Toronto, Ontario, Canada

Former Vice-Chair of TD Bank Financial Group and President of TD Canada Trust. Director of Manulife Financial Corporation, a Canadian multinational insurance company and financial services provider; Ceridian HCM Holding Inc., a global human capital management software company and Element Fleet Management Corp., a global fleet management company, providing services and financing for commercial vehicle fleets. Former Director of Alberta Investment Management Corporation. Former Director of Hiscox Ltd., a Bermuda-incorporated specialty insurer listed on the London Stock Exchange.

	2007	Chair of AC; Member of NCGC
Richard P. Sergel, Boston, Massachusetts, U.S. Former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). Former President and Chief Executive Officer of National Grid USA from 2000 to 2004. Also former President and Chief Executive Officer of the New England Electric System. Presently a Director of State Street Corporation. Has also served on the boards of the Edison Electric Institute and the Consortium for Energy Efficiency.	2010	Member of AC, NCGC

Jochen E. Tilk, Toronto, Ontario, Canada

Former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. Former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Previously President and Chief Executive Officer of Inmet Mining Corporation, a Canadian-based, international metals company. Mr. Tilk is a director of AngloGold Ashanti Limited, a publicly listed international gold mining company, headquartered in Johannesburg, South Africa. He is also a director of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is the former Chair of the board of directors of Canpotex Limited. Former Director of the Fertilizer Institute and the International Fertilizer Association.

	2018	Member of AC and MRCC
(1)	Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting;
(2)	Audit Committee (AC), Nominating and Corporate Governance Committee (NCGC), Management Resources and Compensation Committee (MRCC) and Health, Safety and Environment Committee (HSEC);
(3)	Ms. Sheppard is not a member of any committee but attends all committee meetings as Chair of the Board;
(4)	Mr. Balfour is not a member of any committee as he is the President and Chief Executive Officer of the Company.

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Officers

The Officers of Emera as at December 31, 2019 were as follows:

Name and Residence	Principal Occupations During the Past Five Years
Scott C. Balfour President and Chief Executive Officer Halifax, Nova Scotia, Canada	A Director and President and Chief Executive Officer of Emera since March 29, 2018.(1)
Gregory W. Blunden, FCPA, FCA Chief Financial Officer Halifax, Nova Scotia, Canada	Chief Financial Officer since March 2016. Previously Vice-President, Corporate Strategy & Planning of Emera and before that held the position of EVP, Customer, Business & Financial Services at NSPI.
Robert Hanf Executive Vice-President, Stakeholder Relations and Regulatory Affairs(2) Halifax, Nova Scotia, Canada

Executive Vice-President, Stakeholder Relations and Regulatory Affairs since August 2016. Previously, President and Chief Executive Officer of NSPI until August 2016 and before that Chief Legal Officer of Emera.

Karen E. Hutt Executive Vice-President, Business Development and Strategy Halifax, Nova Scotia, Canada

Executive Vice-President, Business Development and Strategy since October 21, 2019. Previously, President and Chief Executive Officer of NSPI since August 2016. From May 2015 to July 2016, Vice President, Mergers and Acquisitions at Emera. From August 2010 to April 2015, Executive Vice President, Commercial at Emera Energy (including appointment to President, Northeast Wind in November 2012.

Richard C. Janega Chief Operating Officer, Electric Utilities, Canada, US Northeast, and Caribbean Halifax, Nova Scotia, Canada

Chief Operating Officer, Electric Utilities, Canada, US Northeast, and Caribbean since March 31, 2018. Director of NSPI since May 2018. Director and President and CEO of NSPML. Chair of the Board of Emera Maine since 2018. President and CEO of ENL. Chairman and President of ECI and Chairman of both GBPC and BLPC. Former Chief Operating Officer for NSPI.

Bruce A. Marchand Chief Legal and Compliance Officer Halifax, Nova Scotia, Canada	Chief Compliance Officer since December 1, 2014. Chief Legal Officer since January 2012. Prior to January 2012, Senior Partner at the law firm of McInnes Cooper.
R. Michael Roberts Chief Human Resources Officer Halifax, Nova Scotia, Canada

Chief Human Resources Officer of Emera and NSPI since December 1, 2014. Previously, President, Optimum Talent Atlantic of Halifax. Prior to that, Vice President, Corporate Development at Irving Shipbuilding and Vice President, Human Resources at Bell Aliant.

Daniel P. Muldoon Executive Vice-President Project Development and Operations Support Halifax, Nova Scotia, Canada

Executive Vice-President Project Development and Operations Support. Chairman of the Boards of ENL, EBPC, Emera Technologies LLC and NMGC. Director of Emera Maine TEC and NSPML. Formerly Executive Vice-President, Major Renewables and Alternative Energy since May 2014.

Stephen D. Aftanas Corporate Secretary Halifax, Nova Scotia, Canada	Corporate Secretary of Emera since September 2008. Corporate Secretary of NSPI from September 2008 to December 2019.
(1)	Mr. Balfour’s principal occupations during the past five years are described above in the Directors table.
(2)	Mr. Hanf’s retirement was announced in November of 2019. Mr. Hanf is planning to retire in early 2020.

As at December 31, 2019, the Directors and Officers, in total, beneficially owned or controlled, directly or indirectly, approximately 139,654 common shares or less than 1% of the issued and outstanding shares of Emera.

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AUDIT COMMITTEE

The Audit Committee of Emera is composed of the following five members, all of whom are independent Directors: Andrea S. Rosen (Chair), Kent M. Harvey, B. Lynn Loewen, Richard P. Sergel and Jochen E. Tilk. The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s Charter, a copy of which is attached as Appendix “D” to this AIF.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “financially literate” as such term is defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

Andrea S. Rosen, Committee Chair

Vice-Chair of TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005. From 2001 to 2002, Executive Vice President of TD Commercial Banking and Vice Chair TD Securities. Before joining TD Bank, was Vice President of Varity Corporation from 1991 to 1994 and worked at Wood Gundy Inc. (later CIBC-Wood Gundy) in a variety of roles from 1981 to 1990, eventually becoming Vice President and Director. Holds a Bachelor of Laws from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. She received a Bachelor of Arts from Yale University. Ms. Rosen is a Director and member of the Audit Committee of Ceridian HCM Holding Inc., a global human capital management software company, and Director and member of the Audit Committee of Manulife Financial Corporation, an issuer listed on The Toronto Stock Exchange, New York Stock Exchange, The Stock Exchange of Hong Kong, and the Philippine Stock Exchange. She is a Director of Element Fleet Management Corp., a global fleet management company. Former Director and member of the Audit Committee of Hiscox Ltd., a Bermuda-incorporated specialty insurer listed on the London Stock Exchange, and former Director of Alberta Investment Management Corporation. Member of the Board of Directors of the Institute of Corporate Directors.

B. Lynn Loewen, FCPA, FCA

Former President of Minogue Medical Inc., a healthcare organization which delivers innovative medical technologies to hospitals and clinics. Fellow of the Institute of Chartered Accountants, she has served in a number of senior roles at Bell Canada, Air Canada Jazz and Air Nova, and also was the Vice President, Financial Controls for BCE. She has served as Chair of the Audit Committee on the Public Sector Pension Investment Board and was Chair of the Finance and Administration Committee of Mount Allison University. In January 2018, she was appointed Chancellor of Mount Allison University. She holds a Bachelor of Commerce from Mount Allison University.

Kent M. Harvey

Former Chief Financial Officer for PG&E Corporation, an energy-based holding company headquartered in San Francisco. PG&E Corporation is the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. In over 33 years with PG&E Corporation, Mr. Harvey held progressively senior roles, including Senior Vice President and Chief Financial Officer 2009 to 2015, Senior Vice President, Chief Risk and Audit Officer 2005 to 2009. He was Senior Vice President, Chief Financial Officer and Treasurer with Pacific Gas and Electric Company, a subsidiary of PG&E Corporation, from 2000 to 2005. He holds a Bachelor’s degree in Economics and a Master’s degree in Engineering – Economic Systems, both from Stanford University.

Richard P. Sergel

Former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC), a regulatory authority for the bulk electricity system in North America. Before that he served as President and Chief Executive Officer of National Grid USA, and its predecessor, New England Electric

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System, from 1998 to 2004. Mr. Sergel is a corporate director and is a Director of State Street Corporation. He previously served on the Boards of the Edison Electric Institute and the United Way of the Merrimac Valley. He was also Chairman of the Consortium for Energy Efficiency. Mr. Sergel holds a Bachelor of Science in Mathematics from Florida State University, a Master of Science in Applied Mathematics from North Carolina State University and a Master of Business Administration from the University of Miami.

Jochen E. Tilk

Former Executive Chair of Nutrien Inc., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan. Former President and Chief Executive Officer of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s President and Chief Executive Officer. Mr. Tilk is a director of AngloGold Ashanti Limited, a publicly listed international gold mining company, headquartered in Johannesburg, South Africa. He is also a director of the Princess Margaret Cancer Foundation, a not-for-profit organization. He is the former Chair of the board of directors of Canpotex Limited. He was a director of the Fertilizer Institute and the International Fertilizer Association. He received his Masters in Mining Engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Audit Committee, it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels will also require specific approval by the Audit Committee.

Auditors’ Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2019 and 2018 respectively, were as follows:

Service Fee	2019 ($)	2018 ($)
Audit Fees	2,431,160	2,540,734
Audit-Related Fees	108,000	154,300
Tax Fees	311,665	282,326
Other	-	13,500
Total	2,850,825	2,990,860

Audit-related fees for Emera relate to accounting and disclosure consultations. Tax fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters. Other fees relate to other consulting services.

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CERTAIN PROCEEDINGS

To the knowledge of Emera, none of the Directors or Officers of the Company:

(1)	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director or Officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the Director or Officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

(2)

are, as at the date of this AIF, or have been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)

have, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee; or

(4)

have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

CONFLICTS OF INTEREST

There are no existing or potential material conflicts of interest between Emera or any of its subsidiaries and any director or officer of Emera or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of Emera, there are no legal proceedings that individually or together could potentially involve claims against Emera or its subsidiaries for damages totaling 10% or more of the current assets of Emera, exclusive of interest and costs.

During Emera’s most recently completed financial year, there have been no (a) penalties or sanctions imposed against Emera by a court relating to securities legislation or by a securities regulatory authority, (b) other penalties or sanctions imposed by a court or regulatory body against Emera that would likely be considered important to a reasonable investor in making an investment decision, and (c) settlement agreements entered into by Emera before a court relating to securities legislation or with a securities regulatory authority.

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NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Emera.

MATERIAL CONTRACTS

Emera did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2019, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2019 that are still in effect as at the date of this AIF.

TRANSFER AGENT AND REGISTRAR

AST Canada acts as Emera’s transfer agent and registrar for Emera’s common shares and first preferred shares. Registers for the registration and transfer of these securities of Emera are kept at AST Canada’s principal offices in Halifax, Montreal and Toronto.

EXPERTS

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent in the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Nova Scotia and are in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to Emera may be found on SEDAR at www.sedar.com or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171. Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans, is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s financial statements and MD&A for the year ended December 31, 2019.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Code of Conduct.

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APPENDIX “A”

Definitions of Certain Terms

For convenience, certain terms used throughout this AIF shall have the following meanings:

“adjusted net income” has the meaning ascribed to it in the “Non-GAAP Financial Measures” section of the MD&A, which is incorporated herein by reference, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“AFUDC” means allowance for funds used during construction and represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment, where permitted by the regulator;

“AIF” means this 2019 Annual Information Form of Emera;

“AMI” means advanced metering infrastructure;

“AST Canada” means AST Trust Company (Canada);

“Atlantic Provinces” means the region of Canada consisting of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island;

“ATM” means an at-the-market distribution program allowing Emera to issue common shares from treasury at the prevailing market price.

“Bahamas DRs” means the DRs listed on BISX;

“Bangor Hydro” means Bangor Hydro Electric Company, a transmission and distribution electric utility company incorporated under the laws of the State of Maine and a wholly-owned, indirect subsidiary of Emera which merged on January 1, 2014 with MPS to form Emera Maine;

“Barbados DRs” means the DRs listed on the BSE;

“Bayside” means a 290 MW gas-fired electricity generating facility in Saint John, New Brunswick.

“BBD” means Barbadian dollars;

“BISX” means The Bahamas International Securities Exchange;

“Bear Swamp” means Bear Swamp Power Company, LLC, a 600 MW pumped storage hydroelectric company incorporated under the laws of the State of Delaware in which Emera indirectly holds a 50% interest;

“BLPC” means Barbados Light & Power Company Limited, a vertically integrated electric utility company incorporated under the laws of Barbados and a wholly-owned, direct subsidiary of ECI;

“Board” means the Board of Directors of Emera;

“Brooklyn Energy” means Brooklyn Power Corporation, a 30 MW biomass co-generation company incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct subsidiary of Emera;

“Brunswick Pipeline” means the pipeline delivering re-gasified natural gas from the Canaport LNG gas terminal near Saint John, New Brunswick to markets in the Northeastern United States, which is owned directly by EBPC. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/US border near Baileyville, Maine;

“BSD” means Bahamian dollars;

“BSE” means the Barbados Stock Exchange;

“CAD” means Canadian dollars;

“CAIR” means the Clean Air Interstate Rule;

“CER” or “Canada Energy Regulator”, formerly the National Energy Board, the independent regulator of EBPC.

“COVID-19” means the COVID-19 novel coronavirus;

“COMFIT” means the Nova Scotia Community Feed-in Tariff program which is offered by the Province of Nova Scotia and enables community organizations to be involved in renewable electricity generation;

“Companies Act Relief” means an order of the Nova Scotia Securities Commission pursuant to the Companies Act (Nova Scotia) exempting Emera from the requirement to prepare its annual financial statements in accordance with IFRS;

“Company” means Emera;

“CSAPR” means Cross-State Air Pollution Rule;

“Directors” mean the directors of Emera and “Director” means any one of them;

“Dividend Reinvestment Plan” means the Company’s Common Shareholders’ Dividend Reinvestment and Share Purchase Plan;

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“Domlec” means Dominica Electricity Services Limited, an integrated electric utility on the island of Dominica, incorporated under the laws of the Commonwealth of Dominica, and an indirect subsidiary of Emera, through ECI;

“DR” means a depositary receipt representing common shares of Emera;

“EBPC” or “Emera Brunswick Pipeline Company” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly-owned, indirect subsidiary of Emera;

“ECC” means NSPI Energy Control Center;

“ECI” means Emera (Caribbean) Incorporated, a company incorporated under the laws of Barbados and an indirect subsidiary of Emera and the parent company of BLPC;

“ECRC” means the environmental cost recovery clause;

“Electricity Plan Act” means the Electricity Plan Implementation (2015) Act (Nova Scotia);

“EMCOS” means the Eastern Massachusetts Consumer Owned Systems;

“Emera” means Emera Incorporated, a public company incorporated under the laws of the Province of Nova Scotia and traded on the TSX under the symbol “EMA”;

“Emera Energy” means Emera Energy Inc., a wholly-owned, direct subsidiary of Emera, amalgamated under the laws of the Province of Nova Scotia, and Emera Energy LP, a wholly-owned subsidiary of Emera formed under the laws of the Province of Nova Scotia, and whose business collectively includes the businesses of Emera Energy Services and Brooklyn Energy;

“Emera Energy Services” or “EES” means Emera Energy Services, Inc., a natural gas and electricity marketing and trading company incorporated under the laws of the State of Delaware and a wholly-owned, indirect subsidiary of Emera Energy Inc.;

“Emera Maine” means the company resulting from the merger of Bangor Hydro and MPS under the laws of the State of Maine on January 1, 2014, and a wholly-owned indirect subsidiary of Emera;

“Emera Utility Services” means Emera Utility Services Inc., a company incorporated under the laws of the Province of New Brunswick and a wholly-owned direct subsidiary of Emera, which previously provided utility construction services in the Atlantic Provinces;

“ENL” or “Emera Newfoundland and Labrador” means Emera Newfoundland and Labrador Holdings Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly-owned, direct subsidiary of Emera, and the parent company of NSP Maritime Link Inc. and ENL Island Link Inc.;

“ENL Island Link Inc.” means ENL Island Link Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly-owned, direct subsidiary of ENL;

“EPA” means the U.S. Environmental Protection Agency;

“EUHL” means Emera Utilities Holdings Ltd., a company incorporated under the laws of Barbados and a wholly owned, indirect subsidiary of Emera and the direct and indirect parent company of ICDU and GBPC;

“Exemptive Relief” means the relief granted to Emera by Canadian securities regulators allowing it to continue to report its financial results in accordance with USGAAP;

“Fair Trading Commission, Barbados” or “FTC” means the independent regulator of BLPC;

“FAM” means the fuel adjustment mechanism established by the UARB;

“FCM” means forward capacity market;

“FERC” means the United States Federal Energy Regulatory Commission;

“Fitch” means the credit rating agency Fitch Ratings Inc;

“FPSC” means the Florida Public Service Commission, the regulator of Tampa Electric and PGS;

“GBPA” means The Grand Bahama Port Authority, the regulator of GBPC;

“GBPC” or “Grand Bahama Power Company” means Grand Bahama Power Company Limited, a vertically integrated electric utility company incorporated under the laws of the Commonwealth of The Bahamas and a direct and indirect subsidiary of EUHL;

“Government of Canada Bond Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such

Emera Incorporated – 2019 Annual Information Form	43

date, the Government of Canada Bond Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Government of Canada T-Bill Rate” means, for any quarterly floating rate period, the average yield expressed as a percentage per annum on three month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable floating rate calculation date;

“GRA” means a general rate application;

“GWh” means the amount of electricity measured in gigawatt hours;

“Hybrid Notes” means the $1.2 billion USD unsecured, fixed-to-floating subordinated notes due 2076;

“ICDU” means ICD Utilities Limited, a company incorporated under the laws of the Commonwealth of The Bahamas, and a direct subsidiary of EUHL;

“IFRS” means International Financial Reporting Standards;

“Interest Reset Date” means June 15, 2026, and on every quarter thereafter that the Hybrid Notes are outstanding until their maturity on June 15, 2076;

“IPPs” means independent power producers;

“IRCD” means the Independent Regulatory Commission, Dominica, the independent regulator of Domlec;

“ISO-NE” means ISO-New England, an independent, non-profit regional transmission organization which oversees the operation of New England’s bulk electric power system and transmission lines, generated and transmitted by its member utilities;

“km” means kilometre(s);

“Labrador Transmission Assets” means an electricity transmission project in Labrador between Muskrat Falls and Churchill Falls;

“Labrador-Island Transmission Link Project” or “LIL” means an electricity transmission project in Newfoundland and Labrador being developed by Nalcor, which will enable the transmission of the Muskrat Falls energy between Labrador and the island of Newfoundland;

“LNG” means liquefied natural gas;

“Lucelec” means St. Lucia Electricity Services Limited, a company incorporated under the laws of St. Lucia in which Emera holds an indirect 19.1% interest through ECI;

“M&NP” means the Maritimes & Northeast Pipeline, a pipeline that transports natural gas between the Maritime Provinces and New England, in which Emera holds an indirect 12.9% interest;

“Maritime Link” or “NSP Maritime Link Inc.” or “NSPML” means NSP Maritime Link Incorporated, a wholly-owned direct subsidiary of ENL incorporated under the laws of the Province of Newfoundland and Labrador that is developing the Maritime Link Project;

“Maritime Link Project” means the transmission project including two 170-km sub-sea cables between the island of Newfoundland and the Province of Nova Scotia, being developed by NSP Maritime Link Inc.;

“Maritime Provinces” means the region of Canada consisting of the Provinces of Nova Scotia, New Brunswick and Prince Edward Island;

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“MISO” means the Midcontinent ISO region;

“Moody’s” means the credit rating agency Moody’s Investor Services, Inc.;

“MPS” means Maine Public Service Company, a transmission and distribution electric utility company incorporated pursuant to the laws of the State of Maine, which merged on January 1, 2014 with Bangor Hydro to form Emera Maine;

“MPUC” means the Maine Public Utilities Commission, the independent regulator of Emera Maine;

“MW” means the amount of power measured in megawatts;

“Nalcor” means Nalcor Energy, a company that is incorporated under a special act of the Legislature of the Province of Newfoundland and Labrador as a Crown corporation;

“NB Power” means New Brunswick Power Corporation, a provincial Crown corporation formed under the laws of the Province of New Brunswick, responsible for the generation, transmission and distribution of electricity in the Province of New Brunswick;

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“New England” means the region of the United States consisting of the States of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont;

“New England Gas Generation Facilities” or “NEGG Facilities” means a three-facility, 1,115 MW combined-cycle gas-fired electricity generating investment in the Northeastern United States, comprising Bridgeport Energy (560 MW) in Bridgeport, Connecticut; Tiverton Power (290 MW) in Tiverton, Rhode Island; and Rumford Power (265 MW) in Rumford, Maine;

“NMGC” means New Mexico Gas Company, Inc., a regulated gas distribution utility incorporated under the laws of Delaware and serving customers across New Mexico;

“NMPRC” means the New Mexico Public Regulation Commission, the regulator of NMGC;

“Northeastern United States” means the region of the United States consisting of New England and the States of New Jersey, New York and Pennsylvania;

“NSPI” or “Nova Scotia Power” means Nova Scotia Power Incorporated, a vertically integrated electric utility incorporated under the laws of the Province of Nova Scotia and a wholly-owned direct and indirect subsidiary of Emera;

“OATT” means the ISO-NE Open Access Transmission Tariff;

“Officers” mean the executive officers of Emera and “Officer” means any one of them;

“OM&G” means operating, maintenance and general;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that is in effect for a period of more than 30 consecutive days;

“PGAC” means purchased gas adjustment clause;

“PGS” means the Peoples Gas System Division of TEC, a regulated gas distribution utility, serving customers across Florida;

“Privatization Act” means the Nova Scotia Power Privatization Act, S.N.S., 1992, c.8 - and all amendments thereto;

“Province” means a province of Canada and includes, when the context requires, the provincial government;

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“Rating Agencies” means collectively Fitch, Moody’s and S&P, and “Rating Agency” means any one of the Rating Agencies;

“RECL” means Repsol Energy Canada Ltd.;

“Reorganization Act” means the Nova Scotia Power Reorganization (1998) Act, S.N.S., 1998, c.19 - and all amendments thereto;

“Repsol” means Repsol S.A, the parent company of RECL;

“ROE” means return on equity;

“S&P” means the credit rating agency Standard & Poor’s Rating Services;

“Sable Wind Project” means a 14 MW wind farm near Canso, Nova Scotia;

“SeaCoast” means SeaCoast Gas Transmission, LLC, a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of TECO Energy;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” United States Securities Act of 1933, as amended;

“SEDAR” means the System for Electronic Documents Analysis and Retrieval;

“Series 2016-A Conversion, First Preferred Shares” means the cumulative preferential first preferred shares, Series 2016-A of Emera;

“Series A First Preferred Shares” means the cumulative 5-year rate reset first preferred shares, Series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, Series B of Emera;

“Series C First Preferred Shares” means the cumulative rate reset first preferred shares, Series C of Emera;

“Series D First Preferred Shares” means the cumulative floating rate first preferred shares, Series D of Emera;

“Series E First Preferred Shares” means the cumulative redeemable first preferred shares, Series E of Emera;

Emera Incorporated – 2019 Annual Information Form	45

“Series F First Preferred Shares” means the cumulative rate reset first preferred shares, Series F of Emera;

“Series G First Preferred Shares” means the cumulative floating rate first preferred shares, Series G of Emera;

“Series H First Preferred Shares” means the cumulative minimum rate reset first preferred shares, Series H of Emera;

“Series I First Preferred Shares” means the cumulative floating rate first preferred shares, Series I of Emera;

“SO2” means sulphur dioxide;

“SoBRA” means solar base rate adjustment;

“South Canoe Wind Project” means a 102 MW wind farm near New Russell, Nova Scotia;

“State” means a state of the United States and includes, when the context requires, the state government;

“Tampa Electric” means the Tampa Electric Division of TEC, an integrated regulated electric utility, serving customers in West Central Florida;

“TEC” means Tampa Electric Company, a wholly-owned subsidiary of TECO Energy, incorporated under the laws of the State of Florida with regulated electric and gas utilities in Florida, collectively, Tampa Electric and PGS;

“TECO Energy” means TECO Energy, Inc., an energy-related holding company incorporated under the laws of the State of Florida with regulated electric and gas utilities in Florida and New Mexico;

“TSX” means The Toronto Stock Exchange;

“UARB” means the Nova Scotia Utility and Review Board, the independent regulator of NSPI;

“U.S.” or “US” means the United States of America;

“U.S. Tax Cuts Act” means the US Tax Cuts and Jobs Act of 2017;

“United States” means the United States of America;

“USD” means U.S. dollars; and

“USGAAP” means the accounting principles which are recognized as being generally accepted and which are in effect from time to time in the U.S. as codified by the Financial Accounting Standards Board, or any successor institute.

Emera Incorporated – 2019 Annual Information Form	46

APPENDIX “B”

Terms and Conditions of Authorized Series of First Preferred Share

The following series of First Preferred Shares have been authorized:

Series A, B, C, D, E, F, G, H and I First Preferred Shares

Holders of the First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the First Preferred Shares.

In any instance where the holders of First Preferred Shares are entitled to vote, each holder shall have one vote for each Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of Series A, C, F, and H First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board, to be reset periodically on established dates to an annualized rate equal to the sum of the then five-year Government of Canada Bond Yield, calculated at the start of the applicable five-year period, and a spread as set forth in the table below (subject, in the case of the Series H preferred shares, to a fixed minimum reset of 4.90%). Holders of the Series A, C, F, and H First Preferred Shares have the right to convert their shares into an equal number of Series B, D, G, and I First Preferred Shares, respectively, subject to certain conditions, on such conversion dates as set forth in the table below.

Holders of Series B, D, G, and I First Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-Bill Rate , recalculated quarterly, on the applicable reset date plus a spread as set forth in the table below.

The Series A, C, F, and H First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances by the payment of cash on the dates set forth in the table below at a price of $25.00 per share plus any accrued and unpaid dividends.

The Series B, D, G, and I First Preferred Shares are redeemable by Emera, in whole or in part under certain circumstances after their respective initial redemption dates by payment in cash as set forth in the table below at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions as set out in the table below or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date.

Subject to certain conditions including the right of Emera to redeem, holders of the Series A, C, F and H First Preferred Shares, have the right to convert any or all of their Series A, C, F, and H First Preferred Shares into an equal number of Series B, D, G and I First Preferred Shares, respectively. In addition, the Series A, C, F, and H First Preferred Shares may be automatically converted by Emera into Series B, D, G and I First Preferred Shares, respectively if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series A, C, F, and H First Preferred Shares outstanding, respectively.

Subject to automatic conversion conditions including the right of Emera to redeem the Series B, D, G, and I First Preferred Shares, the holders of Series B, D, G, and I First Preferred Shares have the right to convert any or all of their Series B, D, G, and I First Preferred Shares into an equal number of Series A, C, F, and H, First Preferred Shares respectively. In addition, Series B, D, G, and I First Preferred Shares may be automatically converted by Emera into Series A, C, F, and H First Preferred Shares, respectively if Emera determines that, following conversion by the holders, there would be less than 1,000,000 Series B, D, G, and I First Preferred Shares outstanding.

Holders of Series E First Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends as and when declared by the Board in the amount of $1.125 per share per annum in perpetuity, subject to certain redemption rights. The Series E First Preferred Shares are redeemable by Emera in whole or in part, at the Company’s option without the consent of the holder, by the payment of: $25.75 per share if redeemed before August 15, 2020; $25.50 per share if redeemed on or after August 15, 2020 but before August 15, 2021; $25.25 per share if redeemed on or after August 15, 2021 but before August 15, 2022; and $25.00 per share if redeemed on or after August 15, 2022; together, in each case, with all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Series of First Preferred Shares	Initial Redemption Date	Redemption/Conversion/Interest Reset dates	Spreads

Series A	August 15, 2015	August 15, 2020 and every fifth year thereafter	1.84%

Series B	August 15, 2020	August 15, 2025 and every fifth year thereafter	1.84%

Series C	August 15, 2018	August 15, 2023 and every fifth year thereafter	2.65%

Series D	–	August 15, 2023 and every fifth year thereafter	2.65%

Series E	August 15, 2018	–	–

Series F	February 15, 2020	February 15, 2025 and every fifth year thereafter	2.63%

Series G	–	February 15, 2025 and every fifth year thereafter	2.63%

Series H	August 15, 2023	August 15, 2028 and every fifth year thereafter	2.54%

Series I	–	August 15, 2028 and every fifth year thereafter	2.54%

Series 2016-A Conversion, First Preferred Shares

The Series 2016-A Conversion, First Preferred Shares were authorized pursuant to the Hybrid Notes offering in June 2016. As at December 31, 2019, there were no Series 2016-A Conversion, First Preferred Shares issued and outstanding.

Holders of Series 2016-A Conversion, First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except: (i) where entitled by law; (ii) for meetings of the holders of first preferred shares as a class and holders of Series 2016-A Conversion, First Preferred Shares as a series; and (iii) in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series 2016-A Conversion, First Preferred Shares.

In any instance where the holders of Series 2016-A Conversion, First Preferred Shares are entitled to vote, each holder shall have one vote for each Series 2016-A Conversion, First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

Holders of each series of Series 2016-A Conversion, First Preferred Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the Board, at the same rate as would have accrued on the related series of Hybrid Notes (had such Hybrid Notes remained outstanding). The Series 2016-A Conversion, First Preferred Shares do not have a fixed maturity date.

The Series 2016-A Conversion, First Preferred Shares are redeemable by Emera on June 15, 2026. After that date, Emera may redeem at any time all, or from time to time any part, of the outstanding Series 2016-A Conversion, First Preferred Shares, without the consent of the holders, by the payment of an amount in cash for each such share so redeemed of USD$1,000 per share together with an amount equal to all accrued and unpaid dividends thereon.

Emera Incorporated – 2019 Annual Information Form	48

APPENDIX “C”

        Monthly trading volume and high and low price for Emera’s securities in 2019

	Common Shares	Depositary Receipts		Series of First Preferred Shares
		Barbados BBD (1)	Bahamas BSD (2)	A	B	C	E	F	H (3)
December 2019

High ($)	55.86	21.01	10.75	14.20	14.36	18.69	21.58	17.50	25.37

Low ($)	53.42	20.24	10.18	13.37	13.31	17.25	21.16	16.44	24.85

Volume Traded	14,581,660	0	0.00	169,339	21,954	307,620	54,463	155,391	189,043
November 2019

High ($)	55.42	20.52	10.21	14.10	13.90	18.10	21.26	16.86	25.25

Low ($)	51.50	19.37	9.60	13.15	13.05	17.41	21.00	16.18	24.86

Volume Traded	28,280,826	0	25.588	152,079	34,047	247,545	102,399	137,754	439,932
October 2019

High ($)	58.60	21.66	10.73	13.27	13.38	18.21	21.50	16.99	25.09

Low ($)	53.91	20.43	10.18	12.42	12.62	17.33	20.71	16.14	24.62

Volume Traded	29,200,291	0	364	133,805	43,730	511,733	100,883	222,329	335,161
September 2019

High ($)	58.89	21.74	11.12	13.98	13.52	18.48	20.90	17.10	25.00

Low ($)	55.22	20.95	10.41	12.70	12.39	17.31	20.20	15.96	24.50

Volume Traded	15,956,652	0	0	55,100	14,675	281,615	58,557	117,177	201,277
August 2019

High ($)	57.72	21.26	10.18	14.08	14.25	19.01	20.70	17.55	24.78

Low ($)	53.90	20.43	10.00	11.87	12.09	16.57	19.99	14.97	24.32

Volume Traded	31,700,649	0	1,300	574,667	22,712	115,619	51,914	113,343	178,170
July 2019

High ($)	55.42	20.61	10.16	14.49	15.14	19.51	21.00	17.94	24.69

Low ($)	53.44	20.15	10.00	13.71	13.50	18.64	20.50	17.08	24.15

Volume Traded	16,927,254	0	183	23,450	15,981	71,594	56,886	58,232	136,581
June 2019

High ($)	54.54	20.34	9.51	15.19	14.70	19.82	20.75	18.20	24.50

Low ($)	52.00	19.01	9.41	13.42	13.56	18.25	20.11	16.69	23.01

Volume Traded	21,339,651	0	1,757	114,717	12,558	243,636	39,778	64,642	177,748
May 2019

High ($)	52.12	21.50	9.41	15.60	15.61	20.41	20.53	19.22	24.11

Low ($)	49.98	18.43	9.32	14.99	14.80	19.53	20.28	17.90	23.25

Volume Traded	15,834,164	1,575	913	23,400	14,300	166,325	222,336	76,008	202,572
April 2019

High ($)	50.90	18.74	9.53	16.18	16.11	20.75	20.90	19.61	24.16

Low ($)	49.53	18.34	9.28	15.59	15.53	20.03	20.50	18.96	23.44

Volume Traded	17,456,208	0	0	32,445	7,425	269,764	63,483	51,036	239,791
March 2019

High ($)	51.05	18.66	9.02	16.15	16.19	20.83	21.31	19.97	23.97

Low ($)	46.80	17.46	8.68	15.49	14.77	19.66	19.94	19.09	22.49

Volume Traded	18,567,449	0	273	29,373	20,780	97,711	84,209	69,467	423,374
February 2019

High ($)	46.94	17.53	8.60	15.75	16.25	20.82	20.19	20.01	23.50

Low ($)	45.57	17.16	8.00	15.28	15.23	19.70	19.81	19.28	22.75

Volume Traded	11,904,157	0	1,369	21,632	37,117	91,957	62,648	56,226	210,405
January 2019

High ($)	46.56	17.16	8.00	16.75	16.60	22.19	20.40	21.98	24.80

Low ($)	42.82	15.72	7.96	15.26	15.19	19.70	19.23	17.94	22.99

Volume Traded	18,450,353	0	91	50,956	16,056	210,642	70,750	315,707	313,236

(1)

The Barbados DRs traded on the BSE during 2019. During those months when the Volume Traded was zero (0), the table above represents the high and low trading prices of the Barbados DRs relative to the those of the Emera common shares on the TSX.

(2)

The Bahamas DRs traded on the BISX during 2019. During those months when the Volume Traded was zero (0), the table above represents the high and low trading prices of the Bahamas DRs relative to the those of the Emera common shares on the TSX.

(3)	The Series H First Preferred Shares commenced trading on the TSX on May 31, 2018.

APPENDIX “D”

Emera Incorporated Audit Committee Charter

PART I

MANDATE AND RESPONSIBILITIES

Committee Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

-	the quality and integrity of Emera’s financial statements;
-	the effectiveness of Emera’s internal control systems over financial reporting;
-	the internal audit and assurance process;
-	the qualifications, independence and performance of the external auditors;
-	major financial risk exposures;
-	Emera’s compliance with legal requirements and securities regulations in respect of financial statements and financial reporting; and
-	any other duties set out in this Charter or delegated to the Committee by the Board.

1.	Financial Reporting

a)	The Committee shall be responsible for reviewing, assessing the completeness and clarity of the disclosures in, and recommending to the Board for approval:

(i)	the audited annual financial statements of Emera, all related Management’s Discussion and Analysis, and earnings press releases;

(ii)	any documents containing Emera’s audited financial statements; and,

(iii)	the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases.

b)	The Committee shall oversee and assess that adequate procedures are in place for the review of public disclosure of financial information.

2.	External Auditors

a)

The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, and the compensation of such external auditors.

b)

Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

c)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

d)

At least annually, the Committee shall obtain and review a report by the external auditors describing: (i) the firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more external audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and Emera (to assess the auditors’ independence). After reviewing the foregoing report and the external auditors’ work throughout the year, the Committee shall evaluate the auditors’ qualifications, performance, professional skepticism and independence. Such evaluation should include the review and evaluation of the lead audit partner and take into account the opinions of Management and the internal auditor. The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under prescribed independence rules. The Committee shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor.

e)

The Committee shall review the experience and qualifications of the audit team, the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every five (5) years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional standards.

f)

The Committee shall regularly review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and Management’s response.

g)

The Committee will review differences that were noted or proposed by the external auditors, but that were considered immaterial or insignificant; and any “management” or “internal control” letter issued, or proposed to be issued.

3.	Non-Audit Services

a)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

b)

The Committee may establish specific policies and procedures concerning the performance of non-audit services by the external auditor so long as the requirements of applicable legislation and regulation are satisfied.

c)

In accordance with policies and procedures established by the Committee, and applicable legislation and regulation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

Emera Incorporated – 2019 Annual Information Form	51

4.	Oversight and Monitoring of Audits

a)

The Committee shall review with the external auditor, the internal auditors and Management (i) the audit function generally, (ii) the objectives, staffing, locations, co-ordination, reliance upon Management and internal audit and, (iii) for subsidiaries, reliance on external audit, (iv) general audit approach and scope of proposed audits of the financial statements of Emera and its subsidiaries, (v) the overall audit plans, (vi) the responsibilities of Management, the internal auditors and the external auditor, (vii) the audit procedures to be used and (viii) the timing and estimated budgets of the audits.

b)

The Committee shall discuss with the external auditor any issues that arise with Management or the internal auditors during the course of the audit and the adequacy of Management’s responses in addressing audit-related deficiencies.

c)	The Committee shall review with Management the results of internal and external audits.

d)

The Committee shall take such other reasonable steps as it may deem necessary to oversee that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

5.	Oversight and Review of Accounting Principles and Practices

The Committee shall oversee, review and discuss with Management, the external auditor and the internal auditors:

a)

the quality, appropriateness and acceptability of Emera’s accounting principles and practices used in its financial reporting, changes in Emera’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “other opinions” sought by Management from an independent auditor, other than the Company’s external auditors, with respect to the accounting treatment of a particular item, and other material written communications between the external auditors and management;

c)	disagreements between Management and the external auditor or the internal auditors regarding the application of any accounting principles or practices;

d)

any material change to Emera’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

e)	the effect of regulatory and accounting initiatives on Emera’s financial statements and other financial disclosures;

f)

any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of Emera;

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g)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Emera and their impact on the reported financial results of Emera;

h)

any legal matter, claim or contingency that could have a significant impact on the financial statements, Emera’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in Emera’s financial statements;

i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of Emera’s operations.

6.	Hiring Policies

The Committee shall review and approve Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

7.	Pension Plans

The Committee shall exercise oversight of the pension plans in accordance with the Pension Oversight Framework adopted by Emera.

8.	Oversight of Finance Matters

a)	The Committee shall review the appointments of key financial executives involved in the financial reporting process of Emera, including the Chief Financial Officer.

b)

The Committee may request for review, and shall receive when requested, material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments. The Committee shall review Emera’s compliance with tax and financial reporting laws and regulations.

c)

The Committee shall meet at least annually with Management to review and discuss Emera’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, and credit and trading risks.

d)

The Committee may review any investments or transactions that the Committee wishes to review, or which the internal or external auditor, or any officer of Emera, may bring to the attention of the Committee within the context of this charter.

e)	The Committee shall review financial information of material subsidiaries of Emera and any auditor recommendations concerning such subsidiaries.

f)

The Committee may request for review, and shall receive when requested, all related party transactions required to be disclosed pursuant to generally accepted accounting principles, and discuss with Management the business rationale for the transactions and whether appropriate disclosures have been made.

Emera Incorporated – 2019 Annual Information Form	53

9.	Internal Controls

The Committee shall oversee:

a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of Management, the external auditor and the internal auditors for the improvement of accounting practices and internal controls; and

b)	management’s compliance with the Company’s processes, procedures and internal controls.

In exercising such oversight, the Committee shall review and discuss each of the foregoing with Management, the external auditor and the internal auditor.

The Committee will carry out the following specific duties:

c)

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

d)

Review disclosures made by Emera’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect Emera’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Emera’s internal controls.

e)

Discuss with Emera’s Chief Legal Officer at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by Emera or any of its subsidiaries from regulators or governmental agencies.

10.	Internal Auditor

a)	The lead internal auditor shall report directly to the Committee. The Committee shall:
(i)	approve the appointment of;
(ii)	review the terms of engagement of;
(iii)	provide input into the annual performance evaluation of and compensation payable to;
(iv)	approve the replacement or termination of;

the lead internal auditor. The Committee shall approve the charter, reporting relationship, activities, staffing, organizational structure, and budget of the internal audit department as changes are needed.

b)

The Committee shall review and approve the annual internal audit plan, and all major changes to the plan. The Committee shall review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan. The Committee shall

Emera Incorporated – 2019 Annual Information Form	54

receive reports on the status of significant findings, recommendations, and management’s responses.

c)

The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any issues that arise with Management, and the adequacy of Management’s responses in addressing audit-related deficiencies.

d)

The Committee shall obtain from the internal auditors and review summaries of the significant reports to Management prepared by the internal auditors, and the actual reports if requested by the Committee, and Management’s responses to such reports.

e)	The Committee shall annually receive and review a report on the Chief Executive Officers’ expense accounts.

f)

The Committee may communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.

g)

The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness. The internal auditors shall confirm to the Committee that they adhere to applicable professional standards.

h)

The Committee shall review the independence of the internal auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the internal auditors.

11.	Complaints

The Committee shall oversee procedures relating to the receipt, retention, and treatment of complaints received concerning accounting, internal accounting controls, or auditing matters. The Committee shall also review procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters.

12.	Other Responsibilities

The Committee shall:

a)	Annually, review insurance programs;

b)	Periodically review Management’s process for identifying non-compliance with legal and regulatory requirements;

c)	Annually receive and review a report on executive officers’ compliance with the Company’s Code of Conduct; and

d)	Perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

Emera Incorporated – 2019 Annual Information Form	55

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

PART II

COMPOSITION

14.	Composition

a)

Emera’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of Emera nor may they be an officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

b)

The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements.

c)

Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

d)

Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

e)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

PART III

COMMITTEE PROCEDURE

15.	Meetings

a)	Meetings of the Committee may be called by the Chair or at the request of any member. The Committee shall meet at least quarterly.

b)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

c)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

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d)

Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

16.	Separate Sessions

a)

The Committee Chair shall meet periodically with the Chief Financial Officer, the lead internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

b)	The Chief Financial Officer, the lead internal auditor and the external auditor shall have access to the Committee to bring forward matters requiring its attention.

c)	The Committee shall meet periodically without Management present.

17.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

18.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

19.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

20.	Board Relationships and Reporting

The Committee shall:

a)	Review annually the Committee’s Charter;

b)

Oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s Annual Information Form and any other applicable disclosure documents;

c)

Report to the Board at the next following board meeting on any meeting held by the Committee, and as required, regularly report to the Board on Committee activities, issues, and related recommendations; and

d)	Maintain free and open communication between the Committee, the external auditors, internal auditors, and Management, and determine that all parties are aware of their responsibilities.

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21.	Powers

The Committee shall:

a)

examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

b)	have the authority to communicate directly with the internal and external auditors; and

c)

have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the officers or auditors of Emera and its affiliates.

22.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

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